24-10159



06062545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
NOV 2 2 2006
WASH. D.C.
213
SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SONA WINES, INC.
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

1001 Second Street, Napa, CA 94559, Tel: (707) 226-2463

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

William L. Leigon, 1001 Second Street, Napa, CA 94559, Tel: (707) 226-2463

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2080	20-5042407
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

William L. Leigon
2118 Camenson St., Napa, CA 94558

Kent Godwin
P.O. Box 2474, Santa Rosa, CA 95405

Charles Day
640 Third Street, Santa Rosa, CA 95404

(b) the issuer's officers;

William L. Leigon, President
Kent Godwin, Secretary and CFO

(c) the issuer's general partners;

None.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Issuer only has one class of stock: Common stock

Mesona Properties LLC	2,385,157 shares	59.63%

P.O. Box 2474, Santa Rosa, CA 95405

William L. Leigon	845,494 shares	21.14%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Mesona Properties LLC	2,385,157 shares	59.63%

P.O. Box 2474, Santa Rosa, CA 95405

William L. Leigon	845,494 shares	21.14%

(f) promoters of the issuer;

None.

(g) affiliates of the issuer;

Wimbledon Wine Company	0 shares	0%
Mesona Properties LLC	2,385,157 shares	59.63%
P.O. Box 2474, Santa Rosa, CA 95405		
William L. Leigon	845,494 shares	21.14%
Kent Godwin	0 shares	0%
Charles Day	0 shares	0%

(h) counsel to the issuer with respect to the proposed offering;

The O'Neal Law Firm, P.C.
17100 E. Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not Applicable.

(l) the underwriter's general partners; and

Not Applicable.

(m) counsel to the underwriter.

Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are not subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

No securities are to be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered only within the State of California by the officers and directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Sona Wines, Inc.

(2) the title and amount of securities issued;

Common Stock

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The Issuer has not conducted a prior offering. However, the Issuer has issued stock to individuals pursuant to Section 4(2) based on the value of services provided by each of the individuals listed below. The board used the value of services provided divided by the value of percentage ownership in the LLC.

(4) the names and identities of the persons to whom the securities were issued.

Larry Leigon	198,000 shares
Nancy Scafoglio	198,000 shares
Morgan Strategies, Inc.	90,000 shares
Lanny Flessas	90,000 shares
Barry Gnekow	120,000 shares

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Issuer relied on Section 4(2) of Securities Act 1933

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None.

(2) To stabilize the market for any of the securities to be offered;

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

* *

COVER PAGE

SONA WINES, INC.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: 1,000,000 shares

Minimum number of securities offered: Not applicable.

Price per security: $5.00

Total proceeds: If maximum sold: $5,000,000 If minimum sold: n/a
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? Not Applicable

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person?	[ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations.
- [ ] Is in the development stage.
- [X] Is currently conducting operations.
- [ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

This offering will be registered in the State of California upon effectiveness of this Offering Statement.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 120 pages.

THE COMPANY

1. Exact corporate name: SONA WINES, INC.

   State and date of incorporation: Organized on December 29, 2000 under the name of Huntington Wine Cellars, LLC. The Company was converted to a C Corporation on June 12, 2006 under the name of Sona Wines, Inc.

   Street address of principal office: 1001 Second St. #333, Napa, CA 94559

   Company Telephone Number: (707) 226-2463

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   William L. Leigon

   Telephone Number (if different from above): (_____)____________________________

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   WE WILL NEED TO RAISE ADDITIONAL CAPITAL TO CONTINUE OUR BUSINESS.

   The premium wine industry is a capital-intensive business, which requires substantial capital expenditures to develop and acquire vineyards and to improve or expand wine production. Further, the farming of vineyards and acquisition of grapes and bulk wine require substantial amounts of working capital. We project the need for significant capital spending and increased working capital requirements over the next several years. If we are unable to secure necessary financing with favorable terms, we may not have sufficient funds to continue to produce, market and sell our products.

   OUR BUSINESS IS SEASONAL, WHICH COULD CAUSE OUR MARKET PRICE TO FLUCTUATE.

   Our industry is subject to seasonal as well as quarterly fluctuations in revenues and operating results. Sales volume tends to increase during spring, fall and the holiday season and decrease after the holiday season. As a result, our sales and earnings are likely to be highest during the fourth calendar quarter and lowest in the first calendar quarter. This and other factors may cause fluctuations in the market price of our common stock.

WE MAY HAVE DIFFICULTY COMPETING WITH LARGER AND BETTER-FINANCED COMPANIES IN OUR SECTOR, WHICH COULD RESULT IN A DECREASE OF SALES.

The premium wine industry is intensely competitive and highly fragmented. Our wines may compete in the premium wine market segments with many other premium domestic and foreign wines. Our wines may also compete with popular-priced generic wines and with other alcoholic beverages and, to a lesser degree, non-alcoholic beverages, for shelf space in retail stores and for marketing focus by our independent distributors, many of which carry extensive brand portfolios. Being a fairly new, and smaller company than many of our competitors who have greater financial, technical, marketing and public relations resources than we presently do, may put us at a disadvantage. Our sales may be harmed to the extent we are not able to compete successfully against such wine or alternative beverage producers.

WINEMAKING AND GRAPE GROWING ARE SUBJECT TO A VARIETY OF AGRICULTURAL RISKS THAT MAY LEAD TO A DECREASE IN SUPPLY OF OUR PRODUCT.

Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions can affect the quality and quantity of grapes available, decreasing the supply of our products and negatively impacting profitability. Many California vineyards have been infested in recent years with phylloxera. Although we intend to work towards limiting the risk from phylloxera, there can be no assurance that the vineyards owned or utilized by the producers with whom we have contracted, or future vineyards that we may acquire, will not become susceptible to current or new strains of phylloxera. Pierce's Disease is a vine bacterial disease that has been in California for more than 100 years. It kills grapevines and there is no known cure. Small insects called sharpshooters spread this disease. A new strain of the sharpshooter, the glassy winged, was discovered in Southern California and is believed to be migrating north. The agricultural industry is actively trying to control this pest and is making every reasonable effort to prevent an infestation in vineyards. We cannot, however, guarantee that our current producers will succeed in preventing contamination in existing vineyard or that we will succeed in preventing contamination in future vineyards we may acquire. Future government restrictions regarding the use of certain materials used in grape growing may increase vineyard costs and/or reduce production. Grape growing also requires adequate water supplies. A substantial reduction in water supplies could result in material losses of grape crops and vines, which could lead to a shortage of our product supply.

OUR BUSINESS MAY BE ADVERSELY EFFECTED BY OUR ABILITY TO GROW OR ACQUIRE ENOUGH HIGH QUALITY GRAPES FOR OUR WINES, WHICH COULD

RESULT IN A SUPPLY SHORTAGE.

The adequacy of our grape supply is influenced by consumer demand for wine in relation to industry-wide production levels. While we believe that we can secure sufficient regular supplies of grapes from a combination of grape acquisitions and grape supply contracts with independent growers, we cannot be certain that grape supply shortages will not occur. A shortage in the supply of wine grapes could result in an increase in the price of some or all grape varieties and a corresponding increase in our wine production costs. An increase in production cost could lead to an increase in our wine prices, which may ultimately have a negative effect on our sales. Depending upon our independent growers and acquisitions, a shortage in grape supply could have a stronger effect on us than our competitors. Since wine is our only product at this time, a shortage like the one described above would harm our business.

A POTENTIAL OVERSUPPLY OF GRAPES DUE TO AN INCREASE IN DOMESTIC AND FOREIGN VINEYARDS COULD CAUSE OUR PRICES TO DECREASE AND REDUCE SALES.

Current trends in the domestic and foreign wine industry point to rapid plantings of new vineyards and replanting of old vineyards to greater densities, with the expected result of significantly increasing the worldwide supply of premium wine grapes and the amount of wine which will be produced in the future. This increase in grape production has resulted in an excess of supply over demand and has forced wineries to reduce, or maintain prices without the ability to increase them. A reduction in our wine prices could have a material adverse effect on our sales and overall business. Specifically, reduced grape prices could result in a greater number of wine companies and increased competition for our product.

WE MAY EXPERIENCE BARRIERS TO CONDUCTING BUSINESS DUE TO GOVERNMENT REGULATIONS.

The United States wine industry is subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms and various foreign agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising and relations with wholesalers and retailers. Any acquisition of new vineyards or wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes or international tariffs, could reduce our profits. Future legal challenges to the industry, either individually or in the aggregate, could harm our business if they mandate documents to continue our business and we are unable to obtain such documents.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CHANGING PUBLIC OPINIONS ABOUT ALCOHOL.

A number of research studies suggest that various health benefits may result from the moderate consumption of alcohol, but other studies suggest that alcohol consumption does not have any health benefits and may in fact increase the risk of stroke, cancer and other illnesses. If an unfavorable report on alcohol consumption gains general support, it could harm the wine industry as a whole, including us.

CONTAMINATION OF OUR WINES COULD LEAD TO A DIMINISHING REPUTATION OF OUR PRODUCT, WHICH WOULD HARM OUR BUSINESS.

Because our products are designed for human consumption, our business is subject to certain hazards and liabilities related to food products, such as contamination. A discovery of contamination in any of our wines, through tampering or otherwise, could result in a recall of our products. Any such recall would significantly damage our reputation for product quality, which we believe is one of our principal competitive assets, and could seriously harm our business and sales. Although we maintain insurance to protect against such risks, we may not be able to maintain such insurance on acceptable terms and such insurance may not be adequate to cover any resulting liability. Therefore, if our products are recalled and we do not have adequate insurance coverage, our business will suffer a significant loss of sales and profit, as well as capital to cover the difference in the liability cost.

INFRINGEMENT OF OUR BRAND NAME MAY DAMAGE OUR BUSINESS.

Our wines are branded consumer products. Our ability to distinguish our brand name from those of our competitors depends, in part, on the strength and vigilant enforcement of our brand name. Competitors may use trademarks, trade-names or brand names that are similar to those we use, thereby weakening our intellectual property rights. If our competitors infringe on our rights, we may have to litigate in order to protect such rights. Litigation may result in significant expense and divert our attention from business operations. In addition, we cannot assure you that we would be successful in protecting our rights.

RETAILERS MAY NOT PURCHASE OUR PRODUCTS.

We intend to sell our products principally to retail outlets including specialty and package liquor stores, as well as restaurants. Distribution channels for beverage alcohol products have been characterized in recent years by rapid change, including consolidations of wholesalers and retailers. Liquor retailers will generally offer products which compete directly with our portfolio for shelf space and consumer purchases. Accordingly, there is a risk that these retailers may give higher priority to competing products. There can be no assurance that any retailers will purchase our products or provide our products with adequate levels of promotional support.

CHANGES IN CONSUMER PREFERENCES COULD REDUCE DEMAND FOR OUR PRODUCTS.

Any change in the preferences for wine by consumers that we fail to anticipate could reduce the demand for the products that we provide. Decisions about our supplier relationships often are made in advance of sales to retailers. Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, customer dissatisfaction, failure to attract demand for our products, excess inventories and lower profit margins.

THE FACT THAT OUR DIRECTORS AND OFFICERS OWN 82.64% OF OUR CAPITAL STOCK MAY DECREASE YOUR INFLUENCE ON SHAREHOLDER DECISIONS.

Our executive officers and directors, in the aggregate, beneficially own 82.64% of our capital stock. As a result, our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to shareholders for approval, including the election and removal of directors, amendments to our bylaws and any merger, consolidation or sale of all or substantially all of our assets.

YOU MAY NOT BE ABLE TO SELL YOUR SHARES IN OUR COMPANY BECAUSE OUR COMMON STOCK IS NOT LISTED ON ANY EXCHANGE.

Our common stock is currently not quoted on any nationally recognized exchanges or trading systems. Although we expect to undertake steps to attain listing on an exchange for our stock, we cannot assure you that such listing will be attained. In the absence of being listed, no market is available for investors in our common stock to sell their shares.

YOU MAY NOT BE ABLE TO SELL YOUR SHARES IN OUR COMPANY BECAUSE THERE IS NO PUBLIC MARKET FOR OUR STOCK.

There is no public market for our common stock. Our common stock is currently held amongst a small community of shareholders. Therefore, the current and potential market for our common stock is limited. Although we expect to undertake steps that would create a publicly traded market for our stock, the liquidity of our shares may be severely limited. We cannot guarantee that a meaningful trading market will develop.

AN INVESTMENT IN OUR COMMON STOCK IS A SPECULATIVE INVESTMENT THAT MAY RESULT IN LOSSES TO INVESTORS.

As of the date of this Offering Circular, there is no public market for our common stock. This Offering Circular is a step toward creating a public market for our stock, which may enhance the liquidity of our shares. However, there can be no assurance that a meaningful trading market will develop. If the stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to various events or factors, many of which are beyond our control. In addition, the stock market may experience extreme price and volume fluctuations, which, without a direct relationship to the operating performance, may affect the market price of our stock.

INVESTORS MAY HAVE DIFFICULTY LIQUIDATING THEIR INVESTMENT BECAUSE OUR STOCK IS LIKELY TO BE SUBJECT TO PENNY STOCK REGULATION.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

INVESTORS IN THIS OFFERING WILL BEAR A SUBSTANTIAL RISK OF LOSS DUE TO IMMEDIATE AND SUBSTANTIAL DILUTION.

The present owners of our issued and outstanding common stock acquired their holdings at a cost substantially less than what the investors in this offering will pay. Upon the sale of the common stock offered hereby, the investors in this offering will experience an immediate and substantial "dilution." Therefore, the investors in this offering will bear a substantial portion of the risk of loss. Additional sales of our common stock in the future could result in further dilution.

CURRENTLY ALL OF OUR ISSUED AND OUTSTANDING COMMON SHARES ARE RESTRICTED UNDER RULE 144 OF THE SECURITIES ACT, AS AMENDED. WHEN THE RESTRICTION ON THESE SHARES IS LIFTED, AND THE SHARES ARE SOLD IN THE OPEN MARKET, THE PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

All of the presently outstanding shares of common stock, aggregating 4,000,000 shares of common stock, are "restricted securities" as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144, as amended, is an exemption that generally provides that a person who has satisfied a one year holding period for such restricted securities may sell, within any three month period (provided we are current in our reporting obligations under the Exchange Act) subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. Thus, sales of such shares by our security holders, whether pursuant to Rule 144 or otherwise, may have an immediate negative effect upon the price of our common stock in any market that might develop.

WE ARE SELLING THE SHARES OFFERED IN THIS PROSPECTUS WITHOUT AN UNDERWRITER AND MAY NOT SELL ANY OF THE SHARES OFFERED HEREIN.

The common shares are being offered by us through licensed agents of the issuer on a best-efforts basis. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any common shares. There are no firm commitments to purchase any of the shares in this offering. Consequently, there is no guarantee that we are capable of selling all, or any, of the common shares offered hereby.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Sona Wines, Inc. ("Sona"), based in Napa, California, buys raw grapes and/or bulk wine, produces, bottles and stores it, then labels sells it through a national array of distributors, retailers and restaurants. Sona utilizes a network commonly referred to as the "three tier system," that connects wine producers to wholesalers and to retailers in the United States. Sona's wines are already placed in over 35 states and in several international markets. Sona also sells wine at its tasting and retail room in Healdsburg (Sonoma County), California, and directly to consumers over the internet.

Sona makes a full range of wines including, but not limited to, Cabernet, Merlot, Petite Sirah, Chardonnay and Sauvignon Blanc. Occasionally, the company will produce other varietals and labels as sufficient and appropriate wines or grapes become available. Its wines have been the recipients of numerous awards in public wine tastings, competitions and festivals throughout the world. Sona sold approximately $1.06 million in 2005 at a net loss of about $219,892.

Sona's core competencies are its ability to select the correct grapes and bulk wine for quality and price, its existing relationships with key winemakers, production, bottling and storage facilities, and the strength of its affiliate, Wimbledon Wine Company ("Wimbledon"), whom Sona contracts to market and sell its wines throughout the world on a commission basis. Furthermore, Sona's executive and winemaking staff each has at least ten years of experience with its primary brand, *Huntington*, and its key personnel, who are either officers or outside contractors, all have more than 25 years experience in the wine industry.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Sona has produced and sold wine for the last 6 years, primarily under its core brand, *Huntington*. The entire procurement, production, sales and distribution systems for *Huntington* and other Sona wine programs are already in place. Sona's wines are already in restaurants and stores in over 35 states, and a small amount is being sold to consumers through the company's Sonoma County tasting room and over the internet.

Most of the funds realized from this offering will be used to capitalize growth of its wine programs based on the model of two wine brands recently created by Sona's CEO, William Leigon, for other wineries. One of these wines, *HRM Rex Goliath*, was the fastest growing wine in California wine history before the brand itself was sold for a reported $42 million in 2005. Sona's expectation to follow on Mr. Leigon's success with *Rex Goliath* is predicated on the expansion of its current line of wines, *Huntington*, plus the addition of at least one new wine series. One series, which will have labels based on original artwork of American artists, is being prepared now and will be introduced into the market in the Fall of 2006. Sona will also add a higher end line, or perhaps a "reserve" level of *Huntington* wines, to compliment its wines in the middle and lower price segments. These wines will be purchased, produced and marketed utilizing the aforementioned relationships and systems.

Significantly smaller amounts of the funds raised from this offering will be used to add administrative staff that will provide dedicated accounting, general administration and marketing support. Some monies will be directed towards augmenting brand marketing and promotion and to complete the upgrade of the Sonoma County tasting room to include an art gallery. There are no major print or media advertising campaigns planned at this time, as most of the marketing is done through interviews, PR, and one-on-one contact.

All California wine producers are dependent upon three major wine brokers who negotiate price, volume and terms between growers and purchasers (typically wineries or wine companies), a system that has been in place for at least the past two decades and is not likely to change under current conditions. Sona currently holds several grape contracts for its grapes and bulk wine needs, as well as an existing inventory of bulk and bottled wine. Most contracts are for less than 3 years. This enables the company to secure its base raw material needs while allowing it to augment with spot grape and bulk market acquisitions. Collectively, it is able to mitigate potential supply shortages and to hedges overall costs.

All wine producers, including Sona, are dependent on the natural agricultural cycle of grapes, as grape quality and yields are the result primarily of weather variances and viticulture practices. One of Sona's fundamental skills, demonstrated over the past six years, is its ability to fluently adjust to these relatively long-range changes as well as to more frequent changes in consumer demand. Consumers can be influenced by movies, books, articles and other social factors, so careful attention is paid to monitoring consumer preferences as well as grape and wine supply.

The company purchases its packaging supplies from multiple manufacturers, has agreements in place with two bottling contractors and utilizes two warehouse and shipping facilities. These redundancies help to improve high quality materials and services, control costs and reduce supply line risk.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

California Wine sales in the U.S. in 2004 were approximately $16.5 billion in retail value, with sales volumes 60% higher than in 1995. Global sales of California wines reached $672 million at wholesale value in 2005. There were 88.5 million adults who drank wine in the US in 2005.

With the growth of the internet, direct-to-consumer sales have been expanding, but is still very small in relation to the traditional distribution channel, the so-called three-tier system, of selling wines via wholesalers to retail and restaurant outlets. In 2005, 10.8% of all wine drinkers bought wine over the internet, averaging approximately $15 a bottle. Material variations on this segmentation exist in some states and all foreign countries due to local governmental rules and regulations.

According to a 2005 Gallup poll wine has surpassed beer as the alcoholic beverage of choice in the United States. There is for the first time in modern US wine industry history a confluence of all the major adult generations: baby boomers (50+), gen-xers (30-40's), and millenial's (20's) are simultaneously embracing wine. This is the one of the defining trends in the industry at the moment.

In addition, over the last few years there has been a major shift away from what they are drinking. Traditionally rose (often sparkling or white zinfandel) was the highest selling type of wine in the country. Now, red wines have surpassed both whites and roses in sales and with different varietals than in the past: pinot noir, merlot and petite sirah are all rising against even traditional stalwart, Cabernet Sauvignon.

The wine industry has become globally interdependent in the last decade. Free flow of information, techniques, equipment and marketing trends are quickly carried over the internet, and consumers can easily buy wines from foreign wineries through the web in most locations. Competition is much more globalized as a result.

Motto, Kryla and Fisher are the industry's main source of financial and accounting information, including overall industry trends. The California Wine Institute and Wines and Vines Magazine are additional sources. All of their websites are listed in the next section.

Sona Wines currently sells wine in 35 states as well as in several foreign markets. Sales in the US are to wholesalers/distributors primarily, and in some cases directly to retailers and/or consumers where governing laws and regulations allow such sales. It is currently selling about 20,000 cases annually resulting in just over $1 million in sales. The lion's share of future sales growth of Sona's wines will most likely be via the domestic three-tier-system sales. Retail sales at the company's tasting room in Sonoma County will be the next-most significant channel, followed by export sales and direct-to-consumer sales.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition is traditionally based on availability (distribution), price (sales), and brand recognition (marketing). Studies have indicated that recognizable brands can command up to twice the price of equal quality wine. Availability of well-known brands on a restaurant list, for instance, may eliminate all or most of the competitors wines from being sold in that restaurant. Marketing, therefore, is a major factor in consumer direct sales, but less so in the three tier traditional system which is normally concerned much more with availability and price.

Competition based on quality occurs within well defined price segments (i.e. under $10 a bottle, over $25 a bottle). Sona has been competing in the $7-$14 per bottle retail price in most US markets. All the Company's wines are currently sold to wholesalers at $72 per 12-bottle case, although that is subject to change due to a number of factors, including but not limited to, changes in market competition, changes in grape prices and/or yields, strategic changes within the Company and/or the addition of new items.

There is heavy competition in the wine industry in this segment ($7 - $14 per bottle retail) as it is the segment which produces the largest dollar volume sales. The largest and best financed of the competitors includes, but is not limited to, companies like Constellation Wines (the world's largest wine company), Foster Beverages (which own wineries as well as beer), and Gallo (the largest winery in the US). There are also numerous small and medium size wineries competing at the same price level.

The best indication of the Company's ability to compete is that it is competing successfully now and has been for years. In addition, the Company's principles have successfully competed in this segment for over 30 years. The Company's significant competitors are typically much larger in sales volume, slower in supply and market adaptation and decision making and who have financial structures that dictate poorer quality-to-price relationships.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Marketing studies are based upon a combination of industry available figures regarding social trends, buyer trends, agricultural cycles, etc plus the direct feedback from Wimbledon's staff, wholesalers, importers, distributors, retailers and restaurateurs so that it is constantly adjusting for changes as they occur. Sona's marketing strategy relies upon its well established system of wholesalers, importers and retailers, orchestrated by Wimbledon Wine Company, its direct and retail sales, the reputation of its key personnel and the opportunities to expand branding opportunities for its *Huntington* line of wines.

Wimbledon. Wimbledon is a wholly owned subsidiary of Hahn Estates Winery, though Sona President, William Leigon, has the right to acquire the entity for $1.00. Wimbledon represents Hahn and several other wineries, including Sona, establishing and implementing the sales and marketing programs for each on a commission basis. Wimbledon is possibly the single greatest strategic and tactical advantage for Sona, managing its efforts with over 60 distributors in over 35 states. Sona's wines are already a substantial part of the Wimbledon portfolio of wines, presented through the same channels and to the same buyers as other Wimbledon wine products.

It is worth noting that the three-tiered distribution system, the subject of substantial regulation at the federal, state and local levels of government, is shrinking nationwide as the number of distributors decreases through mergers, consolidation or competitive attrition. As an example, the number of distributors in Northern California has dropped from over 40 to 3 in the last 10 years. This will make it more difficult for new wineries to enter the traditional distribution system.

Wimbledon's sales team penetrated the global wine market over a decade ago and continues to deepen its network and relationships. It has 14 sales reps who live in different key wine selling areas of the world. They manage the distributors, importers and retailers in their region. This includes presenting new items, updating old items, watching inventory so that it remains in proportion to sales, etc. as well as training sales personnel on both the retail and wholesale levels on how to sell Wimbledon products, setting up promotional programs, working out pricing and discounting, etc. Each state has different laws so the Wimbledon rep must be fluent in the local regulations, and in the individual personalities of the people they are actually working with.

Direct and Retail Sales. The Healdsburg tasting room has been converted to include an art gallery, now has more wine-related and branded merchandise and will be utilized for more events and promotions throughout the year. The existing wine club will be expanded to reach out to art societies and special interest groups.

Key Personnel Reputation. A significant marketing component for Sona is the reputation and success of Sona President, William Leigon. His successful history of developing unique brands, including his most recent brand, *Rex Goliath*, which was developed for Hahn Winery and sold for a reported $42.5 million dollars, has brought Bill high acclaim and recognition within the entire wine industry. His latest brand, Cycles Gladiator has only been released for a few months at the time of this writing but is at present outselling Rex Goliath at a similar time in its development. Along with Leigon, Sona winemakers Barry Gnekow and Kerry Damskey have been the subject of hundreds of articles connected with their extensive work in the wine business. Their success is a matter of public record.

***Huntington* Brand** is a possible candidate for franchising, from brand-related accessories to tasting room/art gallery replications in other states and countries. Sona has already formed a subsidiary called Huntington at Home to capture branded wine accessory marketing opportunities, and "Drinkable Art" is a marketing concept that can be expanded upon to enhance promotional programs.

Traditionally, sales within the State of California account for anywhere from 20%-50% of a brand's total sales, and of wine sales in general. Currently, 22% of Sona wines are sold in California. No distributor outside of California accounts for more than 11.5% of Sona wine sales.

Industry and Market Information Resources:

www.huntingtonwine.com

Home site for Sona wines and its brand, Huntington. History, people, photos, etc.

www.wimbledonwine.com

Home site for Wimbledon sales and marketing company. Includes information on people and on all Wimbledon wines, including Godwin Estates and Kent Godwin.

http://www.wineinstitute.org/, the home site for the California Wine Institute, an advocacy group for California wine producers. Source for current numbers, events, etc affecting the California Wine business;

http://www.winesandvines.com/, the site for one of the industry's major trade publications;

http://www.mkf.com/

Home site for the major provider of statistical and financial information on the wine industry.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of June 30, 2006 $0

As of June 30, 2005 $0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company follows industry norms in the seasonality and cyclical nature of wine sales. Typically the 4th quarter accounts for a disproportionate amount of the sales, followed by a smaller but noticeable rise in the Spring, usually in Mar/April. Summer sales are usually the lowest, along with 4-6 weeks following the New Year.

Wine is an agricultural product. It is subject to the same cycles as any other agricultural product. Supply and demand cycles are of different lengths. Since it normally takes 3-5 years for a vineyard to be replanted and producing commercially, and demand by consumers can vary within a year there are often oversupplies of some grapes and under supplies of others. The chart below indicates the phases of the cycle, as defined by a major wine broker, Bill Turrentine.



HIGH PRICES
DEPRESSIVE
SUPPLY EXCEEDS DEMAND
LOW PRICES
MANIC
DEMAND EXCEEDS SUPPLY
Emerging Excess
Acute Excess
Emerging Shortage
Acute Shortage
2
3
1
4
1982-83 (1998-99) 2000-01
1984-85 1992-93 2002-03
1986 1987 1994 1995 2004-05

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Soma currently is run with part time employees only. It is administrated by the Wimbledon staff. Upon capitalization, it will take a small office next door to Wimbledon, and employ an administrative person. Other skills needed will be contracted through consulting or independent contractors. There is currently nothing subject to collective bargaining agreements with Sona, and there have been no strikes. There are no supplemental benefits planned as of this time.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company currently owns no property, plants or equipment or any other major capital asset. It has no patents. It will lease an office in the town of Napa, California upon capitalization. It is possible that the company may decide at some time in the future to consider purchasing a vineyard property with a winery permit. The cost of such an acquisition would be the subject a different capital offering. Such a property might also be leased. The exact terms would depend upon the specific situation and time.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend on patents, or trade secrets. It may develop proprietary IP in the future, but has not so at this time. There is no proprietary corporate know-how or licensing agreements. There is no separate budget for research and development. Research is done independently of the company by the individuals, often consultants, and by word of mouth from the sales people, and through the public sources previously cited.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The wine industry is heavily regulated at all levels of government, in some cases to the county or even town level. This includes but is not limited to regulations regarding licensing and taxing in each state as well as the federal government, environmental regulations regarding waste water disposal, use of sulphides in the vineyards, etc. that are not relevant to Sona because it does not own a winemaking facility or vineyard at this time. Regulations change all the time. Their effect on the Company is unpredictable. Changes in sale access to certain states by the Supreme Court have opened up sales territories that were blocked before resulting in higher sales in some areas. Pending legislation may or may not fundamentally alter the three tier system which change the Company's current marketing strategy or render it obsolete. The overall public attitude toward alcohol is constantly changing and creating new and unpredictable affects on the Company.

The Company's principles have dealt successfully within this regulatory environment for three decades. Specific regulatory information can be found through the California Wine Institute web link cited above.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company has not had any merger or acquisition event during the past five years and its not planning for such activity at current stage. The Company has not undergone a stock split, dividend or recapitalization in anticipation of this offering.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

EVENT OR MILESTONE	EXPECTED MANNER OF OCCURANCE OR METHOD OF ACHIEVEMENT	DATE OR NUMBER OF MONTHS AFTER RECEIPT OF PROCEEDS WHEN SHOULD BE ACCOMPLISHED
Expansion of the tasting room to include an art gallery. The tasting room includes expansion of the wine club.	This expansion is currently underway.	Fall of 2007.
Short term borrowing to begin bottling, wine purchasing and label design on artist series labels and wine brands is desirable but not necessary to profitability. This is a growth decision, not a profit decision.	This has already begun. It is being accomplished through short term convertible notes. The notes will convert to equity upon completion of this filing.	Finished by no later than Dec 31, 2006

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If the milestones above are not achieved, the Company will not proceed with it's planned growth program and will resume operations as before. There will be no significant effect on the liquidity of the company since operating costs will not be committed to unless the additional capital is available.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total Net Loss ($219,892)/($0.055) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Not Applicable as the Company has a net loss.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   ($53,379) ($0.013 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The offering price was arbitrarily determined by management and bears no relation to tangible net book.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company has not sold any securities during the past 12 months.
The Company has issued securities during the past 12 months.

The Company has issued 198,000 shares to Mr. Larry Leigon on June 15, 2006 for consideration of services he provided to the Company valued $39,600. Mr. Leigon is the brother of Mr. William Leigon, President of Sona. Mr. Leigon is not an employee, officer or director of the Company.

The Company has issued 198,000 shares to Ms. Nancy Scafoglio on June 15, 2006 for consideration of services she provided to the Company valued $39,600. Ms. Scafogio has no relationship or affiliation with the Company other than being a service provider.

The Company has issued 90,000 shares to Morgan Strategies, Inc. on June 15, 2006 for consideration of services Morgan Strategies provided to the Company valued $18,000. Morgan Strategies, Inc. has no relationship or affiliation with the Company other than being a service provider.

The Company has issued 90,000 shares to Lanny Flessas on June 15, 2006 for consideration of services he provided to the Company valued $18,000. Mr. Flessas has no relationship or affiliation with the Company other than being a service provider.

The Company has issued 120,000 shares to Mr. Barry Gnekow on June 15, 2006 for consideration of services she provided to the Company valued $30,000. Mr. Gnekow has been an independent contractor of the Company.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 20 %

If the minimum is sold: There is no minimum offering amount.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $25,000,000

If the minimum is sold: Not Applicable.

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: Not Applicable .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold
Total Proceeds	$5,000,000
Less: Offering Expenses	
Commissions & Finders Fees	$100,000
Legal & Accounting	$51,500

Copying & Advertising	$500
Net Proceeds from Offering	**$4,848,000**
Use of Net Proceeds	
Purchase grapes and bulk wine	$1,500,000
Purchase packaging	$400,000
New package design	$50,000
New brand development	$50,000
Personnel	$348,000
Pay down bridge loan	$76,000
Reserves for F-2008 and F-2009	$1,724,000
Total Use of Net Proceeds	**$4,848,000**

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

The order of priority is as the orders listed in the above table. We plan to apply the immediate funding to purchase of grapes, labels and cartons.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

There are no contingent funds at present, and none that are currently anticipated. The only material form of funds other than the offering is debt, primarily through banks.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

There are no current liquidity problems, nor or any anticipated. The company is not in default of any loan, leases or indebtedness or financing, and all trade payables are current.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company anticipates that the offering will satisfy the cash requirements for the growth plan for the next twelve months. The offering is not being used to satisfy any current or ongoing cash requirements.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding	
	As of: 03/31/2006	**As Adjusted Maximum**
Debt:		
Short-term debt (average interest rate 6.38%)	$1,046,000	$1,046,000
Long-term debt (average interest rate 6.38%)	$0	$0
Total debt	$1,046,000	$1,046,000
	$0	$0
Stockholders equity (deficit):		
Preferred stock — none.		
Common stock — 4,000,000 shares at $0.0001 at __ par value	$(53,379)	$4,946,621
Additional paid in capital	$0	$0
Retained earnings (deficit)	$(52,389)	$(52,389)
Total stockholders equity (deficit)	$(53,379)	$4,894,232
Total Capitalization	$(53,379)	$38,48,232

Number of preferred shares authorized to be outstanding: None
Number of common shares authorized: 250,000,000 shares. Par or stated value per share, if any: $0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 5,000,000 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ] Other: ______________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (*specify*): ______________

Explain:

16. Are the securities convertible? [ ] Yes [X] No

17. (a) If securities are notes or other types of debt securities: Not Applicable.

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe:

____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

Not Applicable

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?

Not Applicable

How much indebtedness is junior (subordinated) to the securities?

Not Applicable

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

18. If securities are Preference or Preferred stock:

Not Applicable

Are unpaid dividends cumulative?	[ ] Yes	[ ] No
Are securities callable?	[ ] Yes	[ ] No

Explain:

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

Not Applicable

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

None

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company may indemnify the selling agents or finders against liabilities from time to time under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the

Company or its management.

None

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	William L. Leigon	Name:	
Address:	2118 Camenson St., Napa, CA 94558	Address:	
Telephone No.:	(707) 226-2463	Telephone No.:	(___)________________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

Not Applicable

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

There is no escrow account, and all funds will become available to the Company upon receipt.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: Not Applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

Not Applicable

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: Not Applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

    Not Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer/President

    Name: William L. Leigon Age: 55

    Office Street Address:
    1001 Second St. #333, Napa, CA 94559 Telephone No.: (707) 226-2463

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

    Also a Director of the Company [X] Yes [ ] No

    Indicate amount of time to be spent on Company matters if less than full time? 50%

30. Chief Operating Officer: None

31. Chief Financial Officer: Title: Chief Financial Officer

    Name: Kent Godwin Age: 45

    Office Street Address:
    P.O. Box 2474, Santa Rosa, CA 95405 Telephone No.: (707) 538-8695

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    General Manager of Mesona Properties, LLC from September 2000 to present.

    Proprietor of Godwin Family Vineyards from September 2000 to present.

    Director of Pacific Vintage Group, LLC. April 1998 to present; President of Pacific Vintage

Group, LLC. since 2004.

Director of Export Sales and Marketing for Wimbledon Wine Company September 2004 to present.

Education (degrees, schools, and dates): Colorado College, Colorado Springs, CO 1978 - 1979

College of Marin, Kentfield, CA 1979 – 1982

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10%

32. Other Key Personnel: None

DIRECTORS OF THE COMPANY

33. Number of Directors: 3. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Charles Day Age:

Title: Director

Office Street Address: Telephone No.:
640 Third Street, Santa Rosa, CA 95404 (707) 526-8793

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Managing Director for First Republic Bank in Santa Rosa to present.

Senior Vice President and Senior Relationship Management at Silicon Valley Bank

Assistant Vice President and Corporate Officer at Banque National de Paris in San

Francisco

Assistant Vice President, Commercial Loan Officer at City National Bank in Southern California

Education (degrees, schools, and dates):

Graduated magna cum laude from the University of Southern California's School of Business; also earned a Master degree in Business Administration from San Diego State University with an emphasis on finance and investments.

(B) Name: ______________________________ Age: ________

Title: ____

Office Street Address: ______________________________ Telephone No.: (___)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain: Both of the officers, whom are also directors, have spent the bulk of their career in the wine business and hold other positions or have other businesses in the wine industry.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Barry Gnekow and Gerry Damskey are outside consultants which are compensated based on their hourly rate.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not Applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Mesona Properties LLC					
Common	________	2,385,157	59.63%	2,385,157	47.70%

Office Street Address:
P.O. Box 2474
Santa Rosa, CA 95405

Telephone No. (707) 538-8695

Principal occupation: ________________________________

William L. Leigon

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common		845,494	21.14%	845,494	16.91%

Office Street Address:

1001 Second St. #333

Napa, CA 94559

Telephone No. (707) 226-2463

Principal occupation: CEO of Sona Wines, Inc.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 3,230,651 shares (80.77% of total outstanding)

After offering: Assuming maximum securities sold: 3,230,651shares (64.61% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company contracts Wimbledon Wine Company to do it's sales and marketing. Mr. Leigon is President of Wimbledon, and Mr. Godwin is an employee. From time to time, Sona sales wines through Mesona Properties, LLC.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0	$ 0
Chief Operating Officer	0	0
Chief Accounting Officer	0	0
Key Personnel: Chief Financial Officer	$9,000	
Others:		
Total:	$90,000	$ 0
Directors as a group (number of persons)	$90,000	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Compensation of officers and directors will be reconsidered as revenues permit.

(c) If any employment agreements exist or are contemplated, describe:

None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not Applicable

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Our business is not dependent on any single person. There are currently no employment agreements with any of our key personnel, and we do not anticipate that any such agreements will be entered into in the foreseeable future.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is

anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation

Name of Tax Advisor: ___n/a____
Address: ____
Telephone No. (____)____-_____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

HUNTINGTON WINE CELLARS, LLC

FINANCIAL STATEMENTS

March 31, 2006

December 31, 2005

December 31, 2004

December 31, 2003

CONTENTS

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Huntington Wine Cellars, LLC. (A Development Stage Company)
Las Vegas, NV

We have reviewed the accompanying balance sheet of Huntington Wine Cellars, LLC. a California Limited Liability Company as of March 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, and the related statements of income, retained earnings, and cash flows for the periods then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States). All information included in these financial statements is the representation of the management of Huntington Wine Cellars, LLC.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue and no operations. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Moore & Associates, Chartered

Digitally signed by Moore & Associates, Chartered
DN: cn=Moore & Associates, Chartered, c=US, o=Moore & Associates, Chartered, ou=Moore & Associates, Chartered, email=t1tam@cox.net
Date: 2006.08.15 13:21:09 -07'00'

Moore & Associates, Chartered
Las Vegas, Nevada
August 15, 2006

2675 S. JONES BLVD. SUITE 109, LAS VEGAS, NEVADA 89146 (702) 253-7511 Fax: (702)253-7501

HUNTINGTON WINE CELLARS, LLC
Balance Sheets
(UNAUDITED)

	March 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
ASSETS				
CURRENT ASSETS				
Cash	$ 65,385	$ 45,224	$ 9,042	$ 6,572
Accounts Receivable	251,461	206,967	250,616	101,111
Inventory	635,265	768,384	478,835	689,246
	952,111	1,020,575	738,493	796,929
FIXED ASSETS				
Property & Equipment-Net	33,040	34,970	45,778	50,915
OTHER ASSETS				
Intangible Assets-Net	183,487	184,487	188,559	192,632
Security Deposits	4,310	4,310	4,310	3,500
	187,797	188,797	192,869	196,132
TOTAL ASSETS	$ 1,172,948	$ 1,244,342	$ 977,140	$ 1,043,976
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES				
Accounts Payable	$ 147,549	$ 304,955	$ 191,563	$ 106,413
Accruals	18,778	1,776	28,074	20,395
Line of Credit	1,060,000	990,000	740,000	705,000
	1,226,327	1,296,731	959,637	831,808
NON-CURRENT LIABILITIES	-	-	-	-
TOTAL LIABILITIES	1,226,327	1,296,731	959,637	831,808
MEMBERS' EQUITY (DEFICIT)				
Members' Equity	(53,379)	(52,369)	17,503	212,168
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 1,172,948	$ 1,244,342	$ 977,140	$ 1,043,976

See accompanying notes and accountants' report.

HUNTINGTON WINE CELLARS, LLC
Statements of Operations and Members' Equity
(UNAUDITED)

	Three Months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Revenues-Net	$ 307,658	$ 1,058,113	$ 795,991	$ 579,405
Cost of Sales	150,031	822,880	681,419	444,536
Gross Margin	157,627	235,233	114,572	134,869
Expenses:				
Depreciation & Amortization	4,960	14,879	17,693	11,449
General and Administrative Expenses	186,837	381,924	320,491	251,020
Total Expenses	191,797	396,803	338,184	262,469
Net Operating Income (Loss)	(34,170)	(161,570)	(223,612)	(127,600)
Other Income (Expense):				
Interest (Expense)	(16,820)	(58,322)	(51,053)	(40,652)
	(16,820)	(58,322)	(51,053)	(40,652)
Net Income (Loss)	(50,990)	(219,892)	(274,665)	(168,252)
Members' Equity at Beginning	$ (52,389)	17,503	212,168	310,420
Capital Contributions	50,000	150,000	80,000	70,000
Members' Capital at End	$ (53,379)	$ (52,389)	$ 17,503	$ 212,168

See accompanying notes and accountants' report.

HUNTINGTON WINE CELLARS, LLC
Statements of Cash Flows
(UNAUDITED)

	Three Months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Operating Activities:				
Net Income (Loss)	$ (50,990)	$ (219,892)	$ (274,665)	$ (168,252)
Adjustments to Net Income (Loss)				
Depreciation and Amortization	4,960	14,879	17,693	11,449
Change in Accounts Receivable	(44,494)	43,649	(149,505)	(30,375)
Change in Inventory	133,119	(289,548)	210,411	(74,599)
Change in Refundable Deposits	-	-	(810)	(3,500)
Change in Accounts Payable	(157,406)	113,392	85,150	81,596
Change in Accrued Liabilities	17,002	(26,298)	7,679	19,999
Cash Provided (Used) by Operating Activities	(97,809)	(363,818)	(104,047)	(163,682)
Investing Activities:				
Purchase/Sale of Fixed Assets	(2,030)	-	(8,483)	(54,563)
Purchase of Intangible Assets	-	-	-	-
Cash Provided (Used) by Investing Activities	(2,030)	-	(8,483)	(54,563)
Financing Activities:				
Advances on Line of Credit	70,000	250,000	35,000	5,000
Members Capital Contributions	50,000	150,000	80,000	70,000
Cash Provided (Used) by Financing Activities	120,000	400,000	115,000	75,000
Net Change in Cash	20,161	36,182	2,470	(143,245)
Beginning Cash Balance	45,224	9,042	6,572	149,817
Ending Cash Balance	$ 65,385	$ 45,224	$ 9,042	$ 6,572

See accompanying notes and accountants' report.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Huntington Wine Cellars, LLC (the Company) was organized under the laws of the state of California on December 29, 2000. The Company was organized as a vintner, to ferment, package and distribute wines of various character. The Company is a limited liability company, not a stock company and as such the accounting principles related to limited liability companies differ slightly from those employed for corporations.

Revenue Recognition

Revenue for wine sales is recorded when sales are complete.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

The Company is not a corporation, therefore does not issue stock. However, if the Company were a stock issuing corporation it would account for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. Further, the Company would account for sock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force ("EITF") Issue No. 96-18.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 7 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont'd)

Fixed Assets – (cont'd)

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment.

Net Income (Loss) per Common Share

The Company is not a stock issuing company, therefore, there is no calculation for earnings (loss) per share.

Dividends

The Company is not a stock issuing corporation naturally there has been no provision for dividends.

Comprehensive Income

The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Fair Value of Financial Instruments

As of March 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 the fair value of cash and accounts receivable and payables, including amounts due to and from related parties, approximate carrying values because of the short-term maturity of these instruments.

Income Taxes

The Company has elected to be treated like a partnership which is a flow-through entity. All items of income and expense are reported on the individual tax returns of the owners. Therefore, no provision for income taxes has been made.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont'd)

Impairment of Long-Lived Assets to Be Disposed

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of Long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis
The basis is accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

During the period ended March 31, 2006, the Company became aware of the following accounting pronouncements which would have had no impact on the financial statements or results of operations:

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.
SFAS No. 151, Inventory Costs
SFAS No. 152, Accounting for Real Estate
SFAS No. 153, Exchange of Non-monetary Assets
SFAS No. 154, Accounting Changes and Error Correction
SFAS No. 123(R), Share Based Payments

In addition, during the year ended December 31, 2003, FASB Interpretations No. 45 and No. 46, along with various Emerging Issues Task Force Consensuses (EITF) were issued and had no impact on the Company's financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The members and managers of the Company are involved in other business activities and may, in the future, become involved in other business opportunities as they become available. The members and managers may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts. From time to time the Company has made short term advances to related parties and has accepted short term advances from related parties. No formal notes were ever executed and the advances paid out and the advances received have be handled in the ordinary course of business.

NOTE 3 – GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has commenced its planned principle operations and it has generated revenues. The Company had net losses of $50,990, $219,892, $274,665 and $168,252 for the three months ended March 31, 2006, the years ended December 31, 2005, 2004 and 2003 respectively. The Company had working capital deficits of $274,216, $276156, $221,144 and $34,879 for the three months ended March 31, 2006, the years ended December 31, 2005, 2004 and 2003 respectively. The Company has had to rely on additional borrowings and additional capital contributions from members to handle a continuing cash shortfall. The ability of the Company to continue as a going concern is hampered and unlikely due to the foregoing reasons.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    The tasting room accounted for the approximately half of the loss in the past fiscal year. It has been upgraded to an art gallery/tasting, expanding its wine club and event activities and increasing advertising to attract more traffic to the location. Overall, lack of sufficient case sales to get efficiencies of scale in purchasing, bottling and other costs were a factor in the last year. The company is currently aiming to sell enough in the current fiscal year to break even, with or without the current offering.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    Historically, we've had more than 30% average annual revenue growth rate since 2003 and an average net loss of approximately $200,000 per year. At the time of this filing, the Company hasn't observed any significant changes in the underlying economics of the industry or any significant impact on the Company's business.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 45%.

    What is the anticipated gross margin for next year of operations? Approximately 50%.

    If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. The increased profit margin was due to introduction of higher margin wine products to the markets.

    The company began cost of goods reduction in the middle of the last fiscal year as it sourced its red wines away from Sonoma County or other appellations to a lower-cost (i.e. "California"). This one change will cause a continued improvement to gross margins through the current fiscal year. Going forward, the creation of higher-end wines with higher margins will contribute to this GM improvement.

50. Foreign sales as a percent of total sales for last fiscal year: less than 1%. Domestic government sales as a percent of total domestic sales for last fiscal year: less than 1 %. Explain the nature of these sales, including any anticipated changes.

    Wimbledon has been expanding its export sales program over the last year with some of its other wines, enabling Sona's wines to take advantage of this market expansion beginning in 2007. The company does not see any change to government sales as this segment's industry-wide potential is not considered significant.

PART III — EXHIBITS

Item 1.	**Index to Exhibits**
Exhibit 3.1	Articles of Organization
Exhibit 3.2	Articles of Incorporation
Exhibit 3.3	Bylaws
Exhibit 5.1	Legal Opinion

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Napa, State of California, on November 8, 2006.

(Issuer) SONA WINES, INC.

By (Signature and Title) [signature], President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature]

(Title) President

(Date) 11/13/06

HUNTINGTON WINE CELLARS LIMITED LIABILITY COMPANY
Operating Agreement

This Operating Agreement (this "Agreement") is entered into this 1st day of June, 2001 by and among the signatories to this Agreement.

Explanatory Statement

The parties have agreed to organize a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

Article I
Defined Terms

The following capitalized terms shall have the respective meanings specified in this Article I. Capitalized terms not defined in this Agreement shall have the meanings specified in the Act.

"Act" means the California Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Interest Holder is obligated to restore pursuant to *Section* 4.4.2 or is deemed obligated to restore pursuant to Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g), and 1.704-2(i)(5); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"Adjusted Capital Balance" means, as of any day, an Interest Holder's total Contributions less all amounts actually distributed to the Interest Holder pursuant to *Sections* 4.2.3.4.1 and 4.4 hereof. If any Interest is transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Interest transferred.

"Affiliate" means, (a) Person directly or indirectly controlling, controlled by, or under common control with another Person; (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interests of another Person; (c) an officer, director, partner, or member of the immediate family of an officer, director or partner, of another Person; and/or (d) any affiliate of any such Person.

"Agreement" means this Operating Agreement, as amended from time to time including each exhibit hereto.

"Assignee" means the Person who has acquired an Economic Interest in the Company but is not a Member.

"Capital Account" means the account to be maintained by the Company for each Interest Holder in accordance with the following provisions:

(i) an Interest Holder's Capital Account shall be credited with the amount of money and the fair market value of any property contributed to the Company (net of liabilities secured by such property that the Company either assumes or to which such property is subject) the amount of any Company unsecured liabilities assumed by the Interest Holder, and the Interest Holder's distributive share of Profit and any item in the nature of income or gain specially allocated to the Interest Holder pursuant to the provisions of *Section* 4.3 (other than *Section* 4.3.3); and

(ii) an Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder (net of liabilities secured by such distributed property that the Interest Holder either assumes or to which such property is subject), the amount of any unsecured liabilities of the Interest Holder assumed by the Company, and the Interest Holder's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of *Section* 4.3 (other than *Section* 4.3.3).

If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to *Section* 4.3.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Proceeds" means the gross receipts received by the Company from a Capital Transaction.

"Capital Transaction" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Contributions, including, without limitation, proceeds of sales, exchanges, or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

"Cash Flow" means all cash derived from operations of the Company (including interest

received on reserves), without reduction for any non-cash charges, but less cash used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the General Manager. Cash Flow shall not include Capital Proceeds but shall be increased by the reduction of any reserve previously established.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

"Company" means the limited liability company formed in accordance with this Agreement.

"Contribution" means any money, property, or services rendered, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted in this title, which a Member contributes to a Limited Liability Company as capital in that Member's capacity as a Member pursuant to an agreement between the Members, including an agreement as to value.

"Economic Interest" means a person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to Vote or to participate in management, or any right to information concerning the business and affairs of the Company.

"Interest Holder" means any Person who holds an Economic Interest, whether as a Member or as an Assignee of a Member.

Involuntary Withdrawal" has the meaning provided therefor in Section 6.2.3.

"Majority of the Members" means the Members whose proportionate interest in the Company constitutes at least fifty-one percent (51%) of the aggregate Percentages.

"Manager" means the Person designated as such in Article V.

"Member" means any person who executes a counterpart of this Agreement as a Member and any Person who subsequently is admitted as a Member of the Company.

"Member Loan Nonrecourse Deductions" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

"Member Nonrecourse Debt Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(i)(2) (determined by substituting "Member" or "interest Holder" for "partner").

"Membership Interest" means a Member's rights in the Company, collectively, including the Member's Economic Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

"Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under IRC Section 704(b).

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

"Nonrecourse Liability" has the meaning set forth in Regulation Section 1.704-2(b)(3).

"Percentage" means, as to a Member, the percentage set forth after the Member's name on *Exhibit* A, as amended from time to time, and as to an Interest Holder who is not a Member, the Percentage or part of the Percentage that corresponds to the portion of a Member's Economic Interest that the Interest Holder has Acquired, to the extent the Interest Holder has succeeded to that Member's interest.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and *"Loss"* means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with IRC Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to IRC Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in IRC Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the book value as adjusted under Regulation Section 1.704-1(b) ("adjusted book value") of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to *Section* 4.3 shall not be taken into account in computing Profit or Loss.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Secretary of State" means the Secretary of State of the State of California.

"Transfer" means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, to sell hypothecate, pledge, assign, or otherwise transfer.

"Voluntary Withdrawal" means a Member's disassociation from the Company by means other than a Transfer or an Involuntary Withdrawal.

Article II
Formation and Name; Office; Purpose; Term

2.1. *Organization.* The parties hereby organize a limited liability company pursuant to the Act and the provisions of this Agreement. The Company has caused Articles of Organization to be prepared, executed, and filed with the Secretary of State.

2.2. *Name of the Company.* The name of the Company shall be HUNTINGTON WINE CELLARS LLC. The Company may do business under that name and under any other name or names which the Manager selects. If the Company does business under a name other than that set forth in its Articles of Organization, the Company shall file and publish a fictitious business name statement as required by law.

2.3. *Purpose.* The Company is organized solely to produce and sell wine products, including acquisition of wine, packaging material, winery assets and equipment, wine production, brand development, sales, marketing and promotion and to do any and all things necessary, convenient, or incidental to that purpose.

2.4. *Term.* The Company shall continue in existence until December 31, 2026, unless sooner dissolved as provided by this Agreement or the Act.

2.5. *Principal Place of Business.* The Company's Principal Place of Business shall be located at 1001 Second Street, Napa, CA 94559 or at any other place within the State of California which the Manager selects.

2.6. *Resident Agent*. The name and address of the Company's resident agent in the State of California are C. L.. GRAVETT, III, 1125 Jefferson Street, Napa, CA 94559.

2.7. *Members*. The name, present mailing address, taxpayer identification number, and Percentage of each Member are set forth on *Exhibit* A.

Article III
Members; Capital; Capital Accounts

3.1. *Initial Contributions*. Upon the execution of this Agreement, the Members shall contribute to the Company cash in the amounts respectively set forth on *Exhibit* A.

3.2. *No Additional Contributions*. No Member shall be required to contribute any additional capital to the Company, and no Member shall have personal liability for any obligation of the Company except as expressly provided by law.

3.3. *No Interest on Contributions*. Neither Members nor Interest Holders shall be paid interest with respect to Contributions.

3.4. *Return of Contributions*. Except as otherwise provided in this Agreement, no Member nor Interest Holder shall have the right to receive the return of any Contribution or withdraw from the Company, except upon the dissolution of the Company.

3.5. *Form of Return of Capital*. If a Member or an Interest Holder is entitled to receive the return of a Contribution, the Company may distribute in lieu of money, notes, or other, property having a value equal to the amount of money distributable to such Person. If the Company returns any form of property, it shall be acceptable to the recipient and if not acceptable, the property shall be sold and the cash proceeds from the sale distributed to such Person.

3.6. *Capital Accounts*. A separate Capital Account shall be maintained for each Member and Interest Holder.

3.7. *Loans and Other Business Transactions*. Any Member may, at any time, make or cause a loan to be made to the Company in any amount and on those terms upon which the Company and the Member agree. Members may also transact other business with the Company and, in doing so, they shall have the same rights and be subject to the same obligations arising out of any such business transaction as would be enjoyed by and imposed upon any Person, not a Member, engaged in a similar business transaction with the Company.

Article IV
Profit, Loss, and Distribution

4.1. *Allocations of Profit or Loss and Distributions of Cash Other Than from Capital Transactions.*

4.1.1. *Profit or Loss Other Than from a Capital Transaction.* After giving effect to the special allocations set forth in *Section* 4.3, for any taxable year of the Company, Profit or Loss [(other than Profit or Loss resulting from a Capital Transaction, which Profit or Loss shall be allocated in accordance with the provisions of *Sections* 4.2.1 and 4.2.2)] shall be allocated to the Interest Holders in proportion to their Percentages.

4.1.2. *Cash Flow.* If approved by the Managers, Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders in proportion to their Percentages no later than seventy-five (75) days after the end of the taxable year.

4.2. *Allocation of Profit or Loss from a Capital Transaction.* After giving effect to the special allocations set forth in *Section* 4.3, Profit and Loss from a Capital Transaction shall be allocated as follows. For purposes of this Section 4.2, (a) Profit and Loss shall be allocated prior to reducing Capital Accounts by the distribution of the Proceeds from the Capital Transaction and (b) an Interest Holder's Capital Account shall be determined by crediting to each Interest Holder's Capital Account such Interest Holder's share of Minimum Gain and Member Nonrecourse Debt Minimum Gain remaining after such Capital Transaction.

4.2.1. *Profit.* Profit from a Capital Transaction shall be allocated among the Interest Holders in the following order of priority:

4.2.1.1. First, if one or more Interest Holders has a Negative Capital Account, to those Interest Holders, in proportion to their Negative Capital Accounts, until all of those Negative Capital Accounts have been reduced to zero.

4.2.1.2. Second, to the Interest Holders as necessary to cause each Interest Holder's Capital Account (after applying *Section* 4.2.1.1) to equal its respective Adjusted Capital Balance.

4.2.1.3. Third, any Profit in excess of the foregoing allocations shall be allocated to the Interest Holders in proportion to their Percentages.

4.2.2. *Loss.* Loss from a Capital Transaction shall be allocated among the Interest Holders in the following order of priority:

4.2.2.1. First, to the Interest Holders, as necessary to cause the portion of their Capital Accounts, if any, exceeding their Adjusted Capital Balances, to be in the ratio of their Percentages.

4.2.2.2. Second, to the Interest Holders in proportion to their Percentages as necessary to eliminate the excess of their respective Capital Accounts (after applying *Section* 4.2.2.1) over their respective Adjusted Capital Balances.

4.2.2.3. Third, to the Interest Holders in proportion to their Adjusted Capital Balances until all Positive Capital Accounts (after applying *Sections* 4.2.2.1 and 4.2.2.2) have been reduced to zero.

4.2.2.4. Fourth, any Loss remaining shall be allocated to the Interest Holders in proportion to their Percentages.

4.2.3. *Capital Proceeds*. Except as provided in *Section* 4.4 with respect to the Distribution of Capital Proceeds derived in connection with liquidation of the Company, Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

4.2.3.1. to the payment of all expenses of the Company incident to the Capital Transaction; then

4.2.3.2. to the payment of debts and liabilities of the Company then due and outstanding (including all debts due to any Interest Holder); then

4.2.3.3. to the establishment of any reserves which the Manager deems necessary for liabilities or obligations of the Company; then

4.2.3.4. the balance shall be distributed as follows:

4.2.3.4.1. to the Interest Holders in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full;

4.2.3.4.2. the balance, to the Interest Holders in proportion to their Percentages.

4.2.4. If there is insufficient Profit or Loss from a Capital Transaction to allocate to the Interest Holders pursuant to any subsection of *Section* 4.2 to cause every Interest Holder's Capital Account balance to equal the entire Capital Account balance described in such subsection with respect to such Interest Holder, Profit or Loss from a Capital Transaction available to be allocated among the Interest Holders pursuant to said subsection shall be allocated in proportion to the amounts thereof that would have been allocated to each Interest Holder pursuant to such subsection if there had been sufficient amounts thereof to fully satisfy the requirements of such subsection with respect to every Interest Holder.

4.3. *Regulatory Allocations*.

4.3.1. *Impermissible Deficit and Qualified Income Offset*. No Interest Holder shall be allocated Losses or deductions if the allocation causes the Interest Holder to have an Adjusted Capital Account Deficit; instead, such items shall be allocated to the other Interest Holders. If an

Interest Holder for any reason (whether or not expected) receives (1) an allocation of Loss or deduction (or item thereof) or (2) any Distribution, which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder, before any other allocation is made of Company items for that taxable year (other than an allocation under *Section* 4.3.2), in the amount and in proportions required to eliminate the excess as quickly as possible. This *Section* 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "alternate test for economic effect" and "qualified income offset" provisions of the Regulations promulgated under IRC Section 704(b).

4.3.2. *Minimum Gain Chargebacks*. In order to comply with the "minimum gain chargeback" requirements of Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in an Interest Holder's share of Minimum Gain and/or Member Nonrecourse Debt Minimum Gain during a Company's taxable year, such Interest Holder shall be allocated items of income and gain for that year (and if necessary, other years) as required by and in accordance with Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4) before any other allocation is made. It is the intent of the parties hereto that any allocation pursuant to this *Section* 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f) and 1.704-2(i)(4).

4.3.3. *Contributed Property and Book-Ups*. In accordance with IRC Section 704(c) and the Regulations thereunder, including Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of Contribution (or deemed Contribution). If the adjusted book value of any Company asset is adjusted under Regulation Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under IRC Section 704(c) and the Regulations thereunder. The parties hereto agree to use the traditional method with curative allocations, as described in Regulation Section 1.704-3(c), for making IRC Section 704(c) allocations.

4.3.4. *IRC Section 754 Adjustment*. To the extent an adjustment to the tax basis of any Company asset pursuant to IRC Section 734(b) or IRC Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.3.5. *Nonrecourse Deductions*. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders in proportion to their Percentages.

4.3.6. *Member Loan Nonrecourse Deductions*. Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(i).

4.3.7. *Guaranteed Payments.* To the extent any compensation paid to any Interest Holder by the Company, including any fees payable to any Interest Holder pursuant to *Section* 5.3 hereof, is determined by the Internal Revenue Service not to be a guaranteed payment under IRC Section 707(c) or is not paid to the Interest Holder other than in the Person's capacity as a partner (Interest Holder) within the meaning of IRC Section 707(a), the Interest Holder shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Interest Holder's Capital Account shall be adjusted to reflect the payment of that compensation.

4.3.8. *Unrealized Receivables.* If an Interest Holder's Economic Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder's Interest), the Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of IRC Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to *Section* 4.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture.

4.3.9. *Withholding.* All amounts required to be withheld pursuant to IRC Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.3.10. *Nonrecourse Liabilities.* Solely for purposes of determining an Interest Holder's proportionate share of "excess nonrecourse liabilities" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Interest Holders' interest in Company profits shall be based on their respective Percentages.

4.3.11. *Intent of Allocations.* The tax allocation provisions of this Agreement are intended to produce final Capital Account Balances of the Interest Holders that will permit liquidating distributions that are made in accordance with such final Capital Account Balances under *Section* 4.4.1 to be equal to the Distributions that would occur under *Section* 4.2.3.4 (in the same order and priority) if such liquidating proceeds were distributed pursuant to *Section* 4.2.3.4. To the extent that the tax allocation provisions of this Agreement would not produce such final Capital Account Balances, (1) such provisions shall be amended by the Manager if and to the extent necessary to produce such result and (2) taxable income or taxable loss of the Company for prior open years (or items of gross income and deduction of the Company) shall be reallocated among the Interest Holders to the extent it is not possible to achieve such result with allocations of income (including gross income) and deduction for the current year and future years. This *Section* 4.3.11 shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority.

4.3.12. *Income Tax Provisions.* The Interest Holders are aware of the income tax consequences of this Article IV and agree to be bound by these provisions in reporting their shares of Profit, Losses, and other items for federal and state income tax purposes.

4.4. *Liquidation and Dissolution.*

4.4.1. Upon liquidation of the Company, the assets of the Company shall be distributed to the Interest Holders in accordance with the positive balances in their respective Capital Accounts, after giving effect to all Contributions, Distributions, and allocations for all periods. Distributions to the Interest Holders pursuant to this *Section* 4.4.1 shall be made in accordance with Regulation Section 1.704-1(b)(2)(ii)(b)(2).

4.4.2. No Interest Holder shall be obligated to restore a Negative Capital Account.

4.5. *General.*

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all Distributions shall be determined by the Manager.

4.5.2. If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Manager. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in *Section* 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the Distribution of the assets in liquidation pursuant to *Section* 4.4.

4.5.3. All Profit and Loss shall be allocated and all distributions shall be made to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or Distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to a Capital Transaction or to any other extraordinary non-recurring items of the Company.

4.5.4. The Manager is hereby authorized, upon the advice of the Company's tax counsel, to amend this Article IV to comply with the Code and the Regulations promulgated under

IRC Section 704(b); provided, however, that no amendment shall materially affect Distributions to an Interest Holder without the Interest Holder's prior written consent.

Article V
Management: Rights, Powers, and Duties

5.1 *Management.*

5.1.1. *Manager.* The Company shall be managed by one or more Managers, who may, but need not be, Members. KENT GODWIN, DAVE NEWLIN and WILLIAM LEIGON are hereby designated to serve as the initial Managers. In the event of a dispute between them, majority vote shall control, one vote per manager.

5.1.2. *General Powers.* The Manager shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Certain of their duties may be delegated as they, or a majority of them, desire, and to make all decisions affecting such business and affairs.

5.1.3. *Extraordinary Transactions.* Notwithstanding anything to the contrary in this Agreement, without the approval of the Members the Manager shall not have the power and authority to take any of the following actions:

5.1.3.1. any Capital Transaction;

5.1.3.2. any loan of the Company's money or other assets if the amount of such transaction exceeds $5000.00;

5.1.3.3. the admission of a Member to the Company;

5.1.3.4. causing the Company to engage in business in any jurisdiction which does not provide for the registration of limited liability companies; and

5.1.3.5. causing the Company to exercise any purchase option pursuant to *Section* 6.1.

5.1.4. *Limitation on Authority of Members.*

5.1.4.1. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member.

5.1.4.2. This *Section* 5.1 supersedes any authority granted to the Members pursuant to Section 17157 of the Act. Any Member who takes any action or binds the Company in violation of this *Section* 5.1 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.1.5. *Removal of Manager.* The Members may remove the Manager then acting for cause and elect a new Manager.

5.2. *Meetings of and Voting by Members.*

5.2.1. A meeting of the Members may be called at any time by the Manager or by at least a Majority of the Members. Meetings of Members shall be held at the Company's principal place of business or at any other place within the state of California, designated by the Person or Persons calling the meeting. Not less than ten (10) nor more than sixty (60) days before each meeting, the Person or Persons calling the meeting shall give written notice of the meeting to each Member entitled to Vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive notice, either before or after the meeting, by executing a waiver of such notice, or by appearing at and participating, in person or by proxy in the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by Proxy of Members holding Percentages which aggregate not less than fifty-one percent (51%) constitutes a quorum. A Member may Vote either in person or by written Proxy signed by the Member or by the Member's duly authorized agent.

5.2.2. Except as otherwise provided in this Agreement, the affirmative Vote of Members holding a majority of the aggregate Percentages present at the meeting in person and by proxy shall be required to approve any matter coming before the Members.

5.2.3. In lieu of holding a meeting, the Members may take action by written consents specifying the action to be taken, which consents must be executed and delivered to the Company by not less than a Majority of the Members. Any such approved action shall be effective immediately. The Company shall give prompt notice to all Members of any action approved by Members by less than unanimous consent.

5.2.4. The following matters shall require the Vote or consent of the percentage interest of Members indicated after each such item for such action to be approved by the Members:

(a) A decision to continue the business of the Company after dissolution of the Company (75%);

(b) Approval of the transfer of a Membership Interest and admission of an Assignee as a Member (75%) any such consent to transfer or admission may be unreasonably withheld in the sole and absolute discretion of the consenting party;

(c) An amendment to the Articles of Organization or this Agreement (75%),

(d) Any act which would make it impossible or impractical to carry on the ordinary business of the company (75%), except as otherwise provided in this Agreement,

(e) Any acquisition of lease of real property or an interest therein (75%),

(f) Using all or substantially all the assets of the Company as collateral for a loan or other financial transaction (75%),

(g) Borrowing or guaranteeing twenty five thousand dollars ($25,000.00) or more, or making any commitment to do so (75%),

(h) Use or assignment of any of the Company's assets, or any rights therein, for other than Company purposes (75%),

(i) Sale, lease, conveyance, or disposition, in one or one or more related transactions, of all or substantially all of the Company's assets (75%),

(j) Lending any of the Company's assets, including cash, to any person (75%),

(k) Indemnifying any person or entity or guaranteeing the obligation of any person or entity (75%),

(l) Compromising, reorganizing or readjusting any debt or obligation of the Company or entering into any arrangement, reorganization, readjustment, dissolution or liquidation of any debt or obligation of the Company under the liquidation or insolvency law of the United States or any other jurisdiction, or the commencement or any proceeding relating thereto, or making any assignment for the benefit of creditors (75%)'

(m) Entering into any contract, arrangement, or agreement, be it oral or written, whether in the ordinary course of business or otherwise, which commits twenty five percent (25%) or more of the Company's assets (75%),

(n) Entering into any agreement, or engaging in any transaction on behalf of the Company or any subsidiary, or making any loan or advance, or paying any salary, bonus or other compensation (A) with or to any Member, or (B) with or to any related person, or (C) with or to any entity of which any Member or any related person, or any two or more of them, has jointly or severally, a ten percent (10%) or greater interest; or (D) with or to any entity which any Member or any related person, or any two or more of them, jointly or severally, controls, directly or indirectly, whether through equity or debt ownership or otherwise; or (E) with or to any entity which, directly or indirectly, controls, is controlled by, or under common control with any entity described in clauses (C) or (D) or both of them (75%).

5.3. *Personal Service.*

5.3.1. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

5.3.2. Unless approved by Members holding 51% of the Percentages then held by Members, the Manager shall not be entitled to compensation for services performed for the Company. However, upon substantiation of the amount and purpose thereof, the Manager shall be entitled to reimbursement for expenses reasonably incurred, and advances reasonably made, in furtherance of the business of the Company.

5.4. *Duties of Parties.*

5.4.1. The Manager shall devote such time to the business and affairs of the Company as is necessary to carry out the Manager's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in *Section* 5.4.3, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of their respective Affiliates) to maintain, expand, or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. The only fiduciary duties a Manager owes to the Company and the other Members are the duty of loyalty and the duty of care set forth in subdivisions (a) and (b):

(a) A Manager's duty of loyalty to the Company and the other Members is limited to the following:

(1) To account to the Company and hold as trustee for it any property, profit, or benefit derived by the Manager in the conduct or winding up of the Company's business or derived from a use by the Manager of Company property, including the appropriation of a Company opportunity, without the consent of the other Members;

(2) To refrain from dealing with the Company in the conduct or winding up of the Company business as or on behalf of a party having an interest adverse to the Company without the consent of the other Members; and

(3) To refrain from competing with the Company in a manner materially different than at the time of the execution of this Agreement, in the conduct of the Company business before the dissolution of the Company without the consent of the other Members.

(b) A Manager's duty of care to the Company and the other Members in the conduct and winding up of the Company business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

5.4.4. Members who are not Managers do not have, and shall not be deemed to have, fiduciary duties to the Company or the other Members except to the extent any such fiduciary duty shall be based upon or arise out of another relationship or contract between such Member and the person or entity asserting the existence of a fiduciary duty.

5.5. *Indemnification of Each Manager.*

5.5.1. Each Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by such Manager within the scope of the authority conferred on such Manager by this Agreement, and within the standard of care specified in *Section* 5.5.2.

5.5.2. The Company shall indemnify each Manager for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless such act constitutes grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

5.6. *Power of Attorney.*

5.6.1. *Grant of Power.* Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place, and stead, to make, execute, sign, acknowledge, and file:

5.6.1.1. one or more Articles of Organization;

5.6.1.2. all documents (including amendments to Articles of Organization) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement;

5.6.1.3. all other certificates or other instruments required to be filed by the Company under the laws of the State of California or of any other state or jurisdiction, including, without limitation, any certificate, other instruments, or fillings required by any other regulatory agency necessary in order for the Company to continue to qualify as a Limited Liability Company under the laws of the State of California;

5.6.1.4. one or more fictitious trade name certificates; and

5.6.1.5. all documents which may be required to dissolve and terminate the Company and to cancel its Articles of Organization.

5.6.2. *Irrevocability.* The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of a Membership Interest, except that if the Assignee is admitted as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.7. *Major Decisions; Irreconcilable Disputes; Reciprocal Purchase Rights.*

5.7.1. For purposes of this Section 5, the following terms have the meanings indicated:

"Major Decisions" means any decision to act or not to act that relates to the following:

(i) selling, assigning, transferring, exchanging, granting leasehold estates in, or otherwise disposing of the Company's assets, any significant portion thereof, or any significant interest therein;

(ii) incurring any debt on behalf of the Company in original principal amount in excess of ONE HUNDRED THOUSAND AND NO/100 Dollars ($100,000.00), except for trade debt incurred in the ordinary course of the Company's business and due within twelve (12) months, or debt permitted under the Company's annually approved budget;

(iii) except as set forth in the Company's budget, making any expenditure in excess of TWENTY FIVE THOUSAND AND NO/100 Dollars ($25,000.00), or expenditures in any one year which in the aggregate are in excess of ONE HUNDRED THOUSAND AND NO/100 Dollars ($100,000.00);

(iv) changing or permitting to be changed in any substantial way the accounting process and procedures employed in keeping the books of account or preparing financial statements or income tax returns with respect to the operation or management of the Company or its major assets;

(v) settling any claim in excess of $50.000.00 for insurance proceeds;

(vi) settling any claim in excess of $50,000.00 for payment of awards or damages arising out of the exercise of eminent domain by any public or governmental authority;

(vii) making, executing, or delivering on behalf of the Company any assignment for the benefit of creditors or any guarantee, indemnity bond, or surety bond, or any equivalent thereof;

(viii) obligating the Company as a surety, guarantor, or accommodation party to any obligation; or

(ix) lending funds belonging to the Company to any third party or extending to any person, firm, or corporation, credit on behalf of the Company, except in the ordinary course of business or as set forth in this Agreement.

"Specified Value" means a Member's good faith estimate of the fair market value of all of the assets of the Company, as set forth in a Notice pursuant to Section 5.7.2.

"Purchase Price" means the purchase price a Member would receive, if the Company sold its assets at the Specified Value and were liquidated.

5.7.2. If any Member (the "Offering Member") requests in writing that the other Members ("Offeree Members") consent to a Major Decision, consent shall be deemed given if the Offering Member receives no response within thirty (30) days after the request. If the Offeree Members reject the request within thirty (30) days after receipt of the request, a deadlock shall be deemed to exist. If a deadlock occurs, the Offering Member, sometimes hereinafter referred to as "Offeror," may either (i) withdraw the request for consent to the Major Decision, or (ii) offer to purchase the Membership Interests of the Offeree Members, sometimes hereinafter referred to as "Offerees."

5.7.3. If Offeror offers to purchase the Membership Interests of Offerees then Offeror's offer shall state that Offeror wishes to apply the provisions of this Section 5.7 to purchase all, but not less than all, right, title, and interest of Offerees and shall set forth the Purchase Price of Offeree's Membership Interests.

5.7.4. Within ninety (90) days after receipt of Offeror's offer, Offerees shall give written notice to Offeror electing to do one of the following: (i) purchase all, but not less than all, of Offeror's right, title, and interest in Offeror's Membership Interest for the Purchase Price; (ii) sell Offeree's Membership Interests to Offeror for the Purchase Price; or (iii) do neither of those things, in which event the Major Decision with respect to which a deadlock has been deemed to exist shall be resolved in favor of Offeror.

5.7.5. If Offerees exercise their right to purchase or sell pursuant to Sections 5.7.4(i) or (ii) above, the closing of the sale shall take place pursuant to Section 5.7.6 unless Offeror, within fifteen (15) days following the expiration of the ninety (90) day period described in Section 5.7.4, notifies Offerees that the Major Decision with respect to which a deadlock has been deemed to exist has been resolved in favor of Offerees.

5.7.6. If a sale pursuant to the preceding provisions of this Section 5.7 occurs, the closing shall take place at the office of the Company within the forty-five (45) business days following the expiration of the fifteen (15) day period set forth in Section 5.7.5, unless the parties otherwise agree. The purchaser shall pay the purchase price to the seller by cashier's or certified bank checks. The purchaser shall execute and deliver to the seller a document (in form and substance reasonably satisfactory to the seller) indemnifying the seller from and against any and all personal liabilities and obligations of the seller with respect to debts of the Company. The purchaser and seller shall cause any loans made by the seller to the Company, or by the Company to the seller, together with interest accrued thereon, to be repaid. On due performance by the purchaser, the seller shall execute and deliver all deeds, assignments, and other instruments as may be reasonably required to vest in the purchaser the seller's entire Membership Interest, free and clear of all liens and encumbrances.

5.7.7. If the purchaser fails to consummate the purchase, pay the purchase price, and perform all of the purchaser's other obligations in accordance with Section 5.7.6, the seller, in addition to and not by way of limitation of any other rights or remedies available at law or in equity, shall have the right to:

(i) purchase the Membership Interest of the defaulting purchaser at a price equal to ninety percent (90%) of the Purchase Price set forth in Section 5.7.3 or Section 5.7.4, as the case may be; or

(ii) consider the issue with respect to which there was a deadlock to have been resolved in the seller's favor and cause the Company to act or decline to act accordingly.

5.7.8. To elect the remedies set forth in either Sections 5.7.7(i) or (ii), the seller shall give written notice to the defaulting purchaser within sixty (60) days after the default. If the seller elects to exercise the right to purchase the Membership Interest of the defaulting purchaser, the closing of the purchase shall take place at the office of the Company on the date and at the time specified in the notice, which shall be not less than thirty (30) or more than sixty (60) days after the date of the notice.

5.7.9. Except as expressly set forth herein, no sale pursuant to this Section 5.7 shall relieve the seller or purchaser from any duty or obligation owed to the Company or the other Members which accrued prior to the date of the sale or shall constitute a waiver or release of claims with respect thereto.

Article VI
Transfer of Interests and Withdrawals of Members

6.1. *Transfers*. Except as provided herein, no Member may Transfer all, or any portion of, or any interest or rights in, the Membership Interest owned by the Member. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The attempted Transfer of any portion or all of a Membership Interest in violation of the prohibition contained in this *Section* 6.1 shall be deemed invalid, null and void, and of no force or effect, except any Transfer mandated by operation of law and then only to the extent necessary to give effect to such Transfer by operation of law.

6.1.1. A Member may Transfer all or any portion of or any interest or rights in the Member's Economic Interest if each of the following conditions ("Conditions of Transfer") is satisfied:

6.1.1.1. the Transfer may be accomplished without registration, or similar process, under federal and state securities laws;

6.1.1.2. the transferee delivers to the Company a written agreement to be bound by the terms of Article VI;

6.1.1.3. the Transfer will not result in the termination of the Company pursuant to IRC Section 708;

6.1.1.4. the Transfer will not result in the Company being subject to the

Investment Company Act of 1940, as amended;

6.1.1.5. the transferor or the transferee delivers the following information to the Company: (i) the transferee's taxpayer identification number; and (ii) the transferee's initial tax basis in the transferred Membership Interest; and

6.1.1.6. the transferor complies with the provisions set forth in *Section* 6.1.3.

6.1.2. If the Conditions of Transfer are satisfied, the Member may Transfer all or any portion of the Member's Economic Interest. The Transfer of an Economic Interest pursuant to this *Section* 6.1 shall not result in the Transfer of any of the transferor's other Membership rights. The transferee of the Economic Interest shall have no right to: (i) become a Member; (ii) exercise any Membership rights other than those specifically pertaining to the ownership of an Economic Interest; or (iii) act as an agent of the Company.

6.1.3. *Right of First Refusal.*

6.1.3.1. If a Member (a "Transferor") receives a bona fide written offer which the Member desires to accept (the "Transferee Offer") from any other Person, including another Member (a "Transferee") to purchase all or any portion of or any interest or rights in the Transferor's Economic Interest (the "Transferor Interest") then, prior to any Transfer of the Transferor's Interest, the Transferor shall give the Company written notice (the "Transfer Notice") containing each of the following:

6.1.3.1.1. the Transferee's identity;

6.1.3.1.2. a true and complete copy of the Transferee Offer; and

6.1.3.1.3. the Transferor's offer (the "Offer") to sell the Transferor Interest to the Company for consideration equal to that contained in the Transferee Offer or, if the consideration specified in the Transferee Offer is not specified as cash, then for consideration in U.S. Dollars equal in value to the consideration specified in the Transferee Offer (the "Transfer Purchase Price").

6.1.3.2. The Offer shall be and remain irrevocable for a period (the "Offer Period") ending at 11:59 P.M. local time at the Company's principal office, on the sixtieth (60th) day following the date the Transfer Notice is given to the Company. At any time during the Offer Period, the Company may accept the Offer by giving written notice to the Transferor of its acceptance (the "Offeree Notice"). The Transferor shall not be deemed a Member for the purpose of the Vote on whether the Company shall accept the Offer. If the Company accepts the Offer, the Offeree Notice shall fix a closing date (the "Transfer Closing Date") for the purchase, which shall not be earlier than ten (10) or more than sixty (60) days after the expiration of the Offer Period.

6.1.3.3. If the Company accepts the Offer, the Transfer Purchase Price shall be paid on the Transfer Closing Date unless the Company elects prior to or on the Transfer Closing Date to pay the Transfer Purchase Price in installments pursuant to *Section* 6.5.

6.1.3.4. If the Company does not accept the Offer in its entirety within thirty (30) days after the Offer Date, the Company shall give immediate notice to that effect (the "Remaining Members Notice") to each Member, other than the Transferor (the "Remaining Members"). Such notice to the Remaining Members shall include a copy of the Transfer Notice and inform the Remaining Members of their right to purchase all, or a portion, of the Transferor Interest for a pro rata portion of the Transfer Purchase Price.

6.1.3.5. The Remaining Members Notice shall be and remain irrevocable for the remainder of the Offer Period. At any time during such period, a Remaining Member may accept the offer by notifying the Transferor in writing that the Remaining Member intends to purchase all, but not less than all, of the Transferor Interest. If two (2) or more Remaining Members desire to accept the Offer, then, in the absence of an agreement between or among them, each such Remaining Member shall purchase the Transferor Interest in the proportion that such Member's respective Percentage bears to the total Percentages of all of the Remaining Members who desire to accept the Offer, adjusted to reflect the portion, if any, of the Transferor Interest to be purchased by the Company.

6.1.3.6. If the Company or the Remaining Members or both (collectively, the "Purchasers") have accepted the Offer prior to the end of the Offer Period, any Purchaser may give written notice to that effect to the Transferor specifying a Transfer Closing Date for the purchase which shall be no earlier than ten (10) nor later than sixty (60) days after the expiration of the Offer Period.

6.1.3.7. On the Transfer Closing Date the Purchasers shall pay the Transfer Purchase Price unless the Purchasers elect prior to or on the Transfer Closing Date to pay the Transfer Purchase Price in installments pursuant to *Section* 6.5.

6.1.3.8. If neither the Company nor any Remaining Member accepts the Offer (within the time and in the manner specified in this Section), then the Transferor shall be free for a period (the "Permitted Transfer Period") of thirty (30) days after the expiration of the Offer Period to Transfer the Transferor Interest to the Transferee, for the same or greater price and on the same terms and conditions as set forth in the Transfer Notice. The Transfer shall be subject, however, to the Conditions of Transfer (other than *Section* 6.1.1.6). If the Transferor does not Transfer the Transferor's Interest within the Permitted Transfer Period, the Transferor's right to Transfer the Transferor Interest pursuant to this Section shall cease and terminate.

6.1.3.9. Any Transfer by the Transferor after the last day of the Permitted Transfer Period or without strict compliance with the terms, provisions, and conditions of this Section and the other terms, provisions, and conditions of this Agreement, shall be null and void and of no force or effect.

6.2. *Withdrawal of a Member.*

6.2.1. No Member shall have the right or power to effect a Voluntary Withdrawal from the Company, except as otherwise provided by this Agreement.

6.2.2 Upon withdrawal of any Member as permitted under the terms of this *Section* 6.2, the Withdrawn Member and the Company shall have the respective rights and obligations set forth in *Section* 6.3 provided, however, that the Withdrawn Member's Membership Interest shall be valued at Book Value and, provided further, that the Company shall have the right to pay the amount due the Withdrawing Member in installments pursuant to Section 6.5.

6.2.3 *"Involuntary Withdrawal"* means, with respect to any Member, the occurrence of any of the following events:

(i) the Member makes an assignment for the benefit of creditors;

(ii) the Member is bankrupt;

(iii) the Member files a petition seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any state law;

(iv) the Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties;

(v) if the Member is an individual, the Member's death or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property;

(vi) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(vii) if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(viii) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(ix) if the Member is a partnership, limited liability company or corporation, a change in control of such entity;

(x) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; or

(xi) if the Member files an action seeking a decree of judicial dissolution pursuant to Section 17351 of the Act.

6.3 *Optional Buy-out in Event of Involuntary Withdrawal.*

6.3.1. If the Members elect to continue the Company after an Involuntary Withdrawal, the withdrawn Member or the successor in interest to such Member (the "Withdrawn Member") shall be deemed to offer for sale to the Company (the "Withdrawal Offer") all of the Membership Interest of the withdrawn Member (the "Withdrawal Interest").

6.3.2. The Withdrawal Offer shall be and remain irrevocable for a period (the "Withdrawal Offer Period") ending at 11:59 P.M. local time at the Company's principal office on the sixtieth (60th) day following the date the Members elect to continue the Company. At any time during the Withdrawal Offer Period, the Company may accept the Withdrawal Offer by notifying the Withdrawn Member of its acceptance (the "Withdrawal Notice"). The Withdrawn Member shall not be deemed a Member or Manager for the purpose of the Vote on whether the Company shall accept the Withdrawal Offer.

6.3.3. If the Company accepts the Withdrawal Offer, the Withdrawal Notice shall fix a closing date (the "Withdrawal Closing Date") for the purchase which shall be not earlier than ten (10) or later than ninety (90) days after the expiration of the Withdrawal Period.

6.3.4. If the Company accepts the Withdrawal Offer, the Company shall purchase the Withdrawal Interest for the price equal to the amount the Withdrawn Member would receive if the Company were liquidated and the amount equal to the Book Value were available for distribution to the Members pursuant to *Section* 4.4 (the "Withdrawal Purchase Price"). The Withdrawal Purchase Price shall be paid in cash on the Withdrawal Closing Date or installments pursuant to Section 6.5.

6.3.5. If the Company fails to accept the Withdrawal Offer, then the Withdrawn Member, upon the expiration of the Withdrawal Offer Period, shall thereafter be treated as the unadmitted assignee of a Member.

6.4. *Appraised Value.*

6.4.1. The term "Appraised Value" means the appraised value of the Company as hereinafter provided. Within fifteen (15) days after demand by either one to the other, the Company and the Withdrawn Member shall each appoint an appraiser to determine the value of the Company. If the two appraisers agree upon such value, they shall jointly render a single written report stating that value. If the two appraisers cannot agree upon the value of the Company, they shall each render a separate written report and shall appoint a third appraiser, who shall appraise the Company, determine its value, and render a written report of such appraiser's opinion thereon. Each party shall pay the fees and other costs of the appraiser appointed by such party, and the fees and other costs of the third appraiser shall be shared equally by both parties.

6.4.2. The value contained in the aforesaid joint written report or written report of the third appraiser, as the case may be, shall be the Appraised Value; provided, however, that if the value of the equity contained in the appraisal report of the third appraiser is more than the higher of the first two appraisals, the higher of the first two appraisals shall govern; and provided, further, that if the value of the equity contained in the appraisal report of the third appraiser is less than the lower of the first two appraisals, the lower of the first two appraisals shall govern.

6.5. If the Company or the Remaining Members, as the case may be (the "Purchaser"), elects to pay the Purchase Price (the "Indebtedness") on an installment basis, such payments shall be in equal monthly installments of principal over a period that shall expire no later than ten (10) years from the Transfer Closing Date, and the Purchaser shall evidence the obligation to pay the Indebtedness by executing and delivering its or their promissory note, in the form attached hereto as *Exhibit* B, to the Withdrawn Member or the Transferor (the "Payee").

Article VII
Dissolution, Liquidation, and Termination of the Company

7.1. *Events of Dissolution.* The Company shall be dissolved upon the happening of any of the following events:

7.1.1. when the period fixed for its duration in Section 2.4 has expired;

7.1.2. upon the unanimous written agreement of the Members; or

7.1.3. upon the death, withdrawal, resignation, expulsion, bankruptcy, or dissolution of any Member or the occurrence of any other event, which terminates the continued membership of a Member in the Company, unless a Majority in Interest of the remaining Members, within 90 days after the occurrence of the termination of the Member's interest in the Company, elect to continue any business of the Company. For purposes of this Section 7.1.3, a "Majority in Interest" means a majority of both capital and profits interest, as determined under Revenue Procedure 94-46, 1994-28 I.R.B. 129.

7.2. *Procedure for Winding Up and Dissolution.* If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then, to the Interest Holders in accordance with *Section* 4.4.

7.3. *Filing of Certificate of Cancellation.* Upon completion of the affairs of the Company, the Manager shall promptly file the Certificate of Cancellation of Articles of Organization with the Secretary of State. If there is no Manager, then the Certificate of Cancellation shall be filed by the remaining Members; if there are no remaining Members, the Certificate shall be filed by the last Person to be a Member; if there is neither a Manager, remaining Members, nor a Person who last was a Member, the Certificate shall be filed by the legal or personal representatives of the Person who last was a Member.

Article VIII
Books, Records, Accounting, and Tax Elections

8.1. *Bank Accounts.* All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the financial institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. *Books and Records.*

8.2.1. The Manager shall keep or cause to be kept complete and accurate books, records, and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books, records, and financial statements of the Company shall be maintained on the accrual basis of accounting in accordance with generally accepted accounting principles. Such books, records, financial statements, and documents shall include, but not be limited to, the following:

(1) a current list of the full name and last known business or residence address of each Member and Interest Holder, in alphabetical order, with the Contribution and the share in profits and losses of each Member and Interest Holder specified in such list;

(2) a current list of the full name and business or residence address of each Manager;

(3) the Articles of Organization, including all amendments; and any powers-of-attorney under which the Articles of Organization or amendments were executed;

(4) federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(5) this Agreement and any amendments thereto; and any powers-of-attorney under which this Agreement or amendments were executed;

(6) financial statements for the six most recent years;

(7) internal books and records for the current and three most recent years;

(8) a true copy of relevant records indicating the amount, cost, and value of all property which the Company owns, claims, possesses, or controls; and

(9) records of all actions taken by the Managers or their delegees.

8.2.2. Such books, records, and financial statements of the Company and supporting documentation shall be kept, maintained, and available at the Company's office within the State of California.

8.3. *Right to Inspect Books and Records; Receive Information.*

8.3.1. Upon the reasonable request of a Member for a purpose reasonably related to the interest of that Member, the Manager shall promptly deliver to the requesting Member at the expense of the Company a copy of this Agreement, as well as the information required to be maintained by the Company under subparagraphs (1), (2), and (4) of *Section* 8.2.1.

8.3.2. Each Member and Manager has the right upon reasonable request, and for purposes reasonably related to the interest of that Member or Manager, to do the following:

(1) to inspect and copy during normal business hours any of the records required to be maintained by the Company under *Section* 8.2.1; and

(2) to obtain from the Company promptly after becoming available, a copy of the Company's federal, state, and local income tax or information returns for each year.

8.3.3. If the Company has more than thirty-five (35) Members, Members representing at least five percent (5%) of the voting interests of all Members, or three or more Members, may make a written request to a Manager for an income statement of the Company for the initial three-month, six-month, or nine-month period of the current fiscal year ended more than thirty (30) days prior to the date of the request, and a balance sheet of the Company as of the end of that period. The statement must be delivered or Mailed to the Members within thirty (30) days thereafter. The financial statements referred to in this subsection shall be accompanied by the report thereon, if any, of the independent accountants engaged by the Company or, if there is no report, the certificate of the Manager that the financial statements were prepared without audit from the books and records of the Company.

8.3.4. If the Company has more than thirty-five (35) Members, the Manager shall cause an annual report to be sent to each Member not later than one hundred twenty (120) days after the close of the Company's fiscal year. Such report must contain the Company's balance sheet as of the end of the Company's fiscal year and an income statement and statement of changes in financial position for such fiscal year. The financial statements referred to in this subsection shall be accompanied by the report thereon, if any, of the independent accountants engaged by the Company or, if there is no report, the certificate of the Manager that the financial statements were prepared without audit from the books and records of the Company.

8.3.5. If a Manager has executed an amendment to the Articles of Organization or this Agreement pursuant to a power of attorney from the Members, such Manager must promptly furnish to the Members a copy of such amendment.

8.3.6. The Manager shall send or shall cause to be sent to each Member [or Interest Holder] within ninety (90) days after the end of each fiscal year of the Company: (i) such information as is necessary to complete federal and state income tax or information returns, and (ii) if the Company has thirty-five (35) or fewer Members, a copy of the Company's federal, state, and local income tax or information returns for the fiscal year.

8.3.7. Unless otherwise expressly provided in this Agreement, the inspecting or requesting Member or Manager as the case may be, shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying of the Company's books and records and the production and delivery of any other books or records.

8.4. *Annual Accounting Period.* The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall end on December 31 or each calendar year.

8.5. *Tax Matters Partner.* The Managers shall select the Tax Matters Partner for purposes of IRC Section 6231(a)(7), who shall have all the authority granted by the Code to the Tax Matters Partner, provided that the Manager shall not have the authority without first obtaining the consent of all Members to do any of the following:

1. Enter into a settlement agreement with the Internal Revenue Service that purports to bind the Members.

2. File a petition as contemplated in IRC Section 6226(a) or IRC Section 6228.

3. Intervene in any action as contemplated in IRC Section 6226(b)(5).

4. File any request contemplated in IRC Section 6227(b).

5. Enter into an agreement extending the period of limitations as contemplated in IRC Section 6229(b)(1)(B).

8.6. *Tax Elections.* The Manager shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under IRC Section 754. The decision to make or not make an election shall be at the Manager's sole and absolute discretion.

8.7. *Title to Company Property.* All real and personal property acquired by the Company shall be acquired and held by the Company in the Company's name.

Article IX
General Provisions

9.1. *Assurances.* Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2. *Notifications.* Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested or sent by overnight courier. Any notice to be given hereunder by the Company shall be given by the Manager. A notice must be addressed to an Interest Holder at the Interest Holder's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the Person to whom it is delivered. A notice that is sent by Mail will be deemed given three (3) business days after it is Mailed. A notice that is sent by courier will be deemed given one (1) business day after it is couriered. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

9.3. *Specific Performance.* The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.4. *Integration.* This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. Except as expressly provided otherwise herein, this Agreement may not be amended without the written consent of all of the Members.

9.5. *Applicable Law.* All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of California.

9.6. *Headings.* The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. *Binding Provisions.* This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

9.8. *Jurisdiction and Venue.* Any suit involving any dispute or matter arising under this Agreement may only be brought in the appropriate United States District Court in California or any

California State Court having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.9. *Interpretation.* Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require. References to articles, sections (or subdivisions of sections), exhibits, annexes, or schedules are to those of this Agreement, unless otherwise indicated.

9.10. *Separability of Provisions.* Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.11. *Counterparts.* This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

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9.12. *Estoppel Certificate*. Each Member shall, within ten (10) days after written request by the Manager, deliver to the requesting Person a certificate stating, to the Member's knowledge, that: (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by such Member, or if there is a default, the nature and extent thereof. If the certificate is not received within the 10-day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power-of-attorney granted in *Section* 5.6.

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed as of the date first above written.

MEMBERS:

MESONA PROPERTIES, LLC

[signature]
Signature

Richard P. Godwin
Name (Please print)

13422 Chalk Hill Rd,
Healdsburg, CA 95448

68-0438797
Social Security or other
Tax Identification Number

WILLIAM LEIGON

[signature]
Signature

William Leigon
2630 Wimbledon St
Napa, CA 94558

*** FISMA & OMB Memorandum M-07-16 ***
Social Security or other
Tax Identification Number

DAVID NEWLIN

[signature]
Signature
437 Third Street, West
Sonoma, CA 95476

*** FISMA & OMB Memorandum M-07-16 ***
Social Security or other
Tax Identification Number

Huntington Wine Cellars, LLC
Operating Agreement

Exhibit A
List of Members, Capital, and Percentages

Name, Address and Taxpayer Identification No. of Members	Initial Capital Contribution	Percentage Interest
MESONA PROPERTIES, LLC 13422 Chalk Hill Rd. Healdsburg, CA 95448	$300,000.00	80%
WILLIAM LEIGON 2630 Wimbledon St. Napa, CA 94558	$ 78,034.82	15%
DAVID NEWLAN 437 Third St, West Sonoma, CA 95476	$ 0	5%

2883085



State of California
Secretary of State

I, BRUCE McPHERSON, Secretary of State of the State of California, hereby certify:

That the attached transcript of 2 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JUN 12 2006

BRUCE McPHERSON
Secretary of State

2883085

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

JUN - 5 2006

ARTICLES OF INCORPORATION

WITH STATEMENT OF CONVERSION

I. NAME OF THE CORPORATION

The name of this corporation is SONA WINES, INC..

II. PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III. REGISTERED AGENT FOR SERVICE OF PROCESS

The name and address in the State of California of the corporation's initial agent for service of process is:

Charles L. Gravett, III
1125 Jefferson Street
Napa, California 94559

IV. AUTHORIZED SHARES

This corporation is authorized to issue only one class of shares of stock, designated "common stock"; and the total number of shares which this corporation is authorized to issue is: 250,000,000.

V. INDEMNIFICATION

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

VI. CONVERSION

A. Conversion: This corporation is formed by conversion of another entity pursuant to Chapter 11.5 of the General Corporation Law of California.

B. Name: The converting entity's name is HUNTINGTON WINE CELLARS, LLC.

C. Form of Entity: The converting entity is a limited liability company.

D. Jurisdiction: The converting entity's jurisdiction of organization is California.

E. File Number: The California Secretary of State's file number for the converting entity is 200100410098.

F. Approval of Converting Entity: The converting entity has approved a plan of conversion as is required to be approved to effect the conversion pursuant to the laws under which it is organized.

G. Approval of Interest Holders: The principal plan of conversion has been approved by a vote of One Hundred Percent (100%) of the members' interest of the converting entity in accordance with applicable laws which equaled or exceeded the vote required under Section 17540.3. There is one class of members entitled to vote and the percentage vote required to approve the plan is a majority in interest of the members.

H. The limited liability company is converting into a California stock corporation.

It is declared that I am the person who executed this instrument, which execution is my act and deed.

Dated: June 2, 2006



WILLIAM LEIGON, MANAGER OF HUNTINGTON WINES, LLC AND INCORPORATOR


OFFICE OF THE
SECRETARY OF STATE

SONA WINES, INC.



Internal Revenue Service The Digital Daily

DEPARTMENT OF THE TREASURY

Federal Tax ID / EIN

This is your provisional Employer Identification Number:

20-5042407

Today's Date is: June 14, 2006 GMT

You will receive a confirmation letter in U.S. mail within fifteen days.

The letter will also contain useful tax information for your business or organization.

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BYLAWS
OF
SONA WINES, INC.,
A California Corporation

ARTICLE I

OFFICES

Section 1. PRINCIPAL EXECUTIVE OR BUSINESS OFFICES. The location of the principal executive office of the corporation shall be at 1001 Second Street, Napa, California, 94559. If the principal executive office is located outside California and the corporation has one or more business offices in California, the board shall fix and designate a principal business office in California.

Section 2. OTHER OFFICES. Branch or subordinate offices may be established at any time and at any place by the board of directors.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. PLACE OF MEETINGS. Meetings of shareholders shall be held at any place within or outside the State of California designated by the board of directors. In the absence of a designation by the board, shareholders' meetings shall be held at the corporation's principal executive office.

Section 2. ANNUAL MEETING. The annual meeting of the shareholders shall be held on April 15 at 10:00 a.m.. If, however, this day falls on a legal holiday, then the meeting shall be held at the same time and place on the next succeeding business day. At this meeting, directors shall be elected and any other proper business within the power of the shareholders may be transacted.

Section 3. SPECIAL MEETING. A special meeting of the shareholders may be called at any time by the board of directors, by the chair of the board, by the president or vice president, or by one or more shareholders holding shares that in the aggregate are entitled to cast ten percent or more of the votes at that meeting.

If a special meeting is called by anyone other than the board of directors, the person or persons calling the meeting shall make a request in writing, delivered personally or sent by registered mail or by telegraphic or other facsimile transmission, to the chair of the board or the president, vice president, or secretary, specifying the time and date of the meeting (which is not less than 35 nor more than 60 days after receipt of the request) and the general nature of the business proposed to be transacted. Within 20 days after receipt, the officer receiving the request shall cause notice to be given to the shareholders entitled to vote, in accordance with these bylaw, stating that a meeting will be held at the time requested by the person(s) calling the meeting, and stating the general nature of the business proposed to be transacted. If notice is not given within 20 days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph shall be construed as limiting, fixing, or affecting the time when a meeting of shareholders called by action of the board may be held.

Section 4. NOTICE OF SHAREHOLDERS' MEETINGS. All notices of meetings of shareholders shall be sent or otherwise given in accordance with these bylaws not fewer than 10 nor more than 60 days before the date of the meeting. Shareholders entitled to notice shall be determined in accordance with these bylaws. The notice shall specify the place, date, and hour of the meeting, and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters that the board of directors, at the time of giving the notice, intends to present for action by the shareholders. If directors are to be elected, the notice shall include the names of all nominees whom the board intends, at the time of the notice, to present for election.

The notice shall also state the general nature of any proposed action to be taken at the meeting to approve any of the following matters:

(i) A transaction in which a director has a financial interest, within the meaning of §310 of the California Corporations Code;

(ii) An amendment of the articles of incorporation under §902 of that Code:

(iii) A reorganization under §1201 of that Code;

(iv) A voluntary dissolution under §1900 of that Code; or

(v) A distribution in dissolution that requires approval of the outstanding shares under §2007 of that Code.

Section 5. MANNER OF GIVING NOTICE: AFFIDAVIT OF NOTICE.
Notice of any shareholders' meeting shall be given either personally or by first-class mail or telegraphic or other written communication, charges prepaid, addressed to the shareholder at the address appearing on the corporation's books or given by the shareholder to the corporation for purposes of notice. If no address appears on the corporation's books or has been given as specified above, notice shall be either (1) sent by first-class mail addressed to the shareholder at the corporation's principal executive office, or (2) published at least once in a newspaper of general circulation in the county where the corporation's principal executive office is located. Notice is deemed to have been given at the time when delivered personally or deposited in the

mall or sent by other means of written communication.

If any notice or report mailed to a shareholder at the address appearing on the corporation's books is returned marked to indicate that the United States Postal Service is unable to deliver the document to the shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if the corporation holds the document available for the shareholder on written demand at the corporation's principal executive office for a period of one year from the date the notice or report was given to all other shareholders.

An affidavit of the mailing, or other authorized means of giving notice or delivering a document, of any notice of shareholders' meeting, report, or other document sent to shareholders, may be executed by the corporation's secretary, assistant secretary, or transfer agent, and, if executed, shall be filed and maintained in the minute book of the corporation.

Section 6. QUORUM. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of the shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 7. ADJOURNED MEETING; NOTICE. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in these bylaws.

When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place are announced at the meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than 45 days from the date set for the original meeting, in which case the board of directors shall set a new record date. Notice of any such adjourned meeting, if required, shall be given to each shareholder of record entitled to vote at the adjourned meeting, in accordance with these bylaws. At any adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting.

Section 8. VOTING. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with these bylaws, subject to the provisions of sections 702 through 704 of the California Corporations Code relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership). The shareholders' vote may be by voice vote or by ballot, provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than the election of directors, any shareholder may vote part of the shares the shareholder is to vote in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares that the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote. If a quorum is present (or if a quorum has been present earlier at the meeting but some shareholders have withdrawn), the affirmative vote of a majority of the shares represented and voting, provided such shares voting affirmatively also constitute a majority of the number of shares required for a quorum, shall be the act of the shareholders unless the vote of a greater number or voting by classes is required by law or by the articles of incorporation.

At a shareholders' meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which that shareholder normally would be entitled to cast), unless the candidates' names have been placed in nomination before commencement of the voting and a shareholder has given notice at the meeting, before the voting has begun, of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then all shareholders entitled to vote may cumulate their votes for candidates in nomination, and may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected.

Section 9. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS. The transactions of any meeting of shareholders, either annual or special, however called and noticed and wherever held, shall be as valid as though they were had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if each person entitled to vote who was not present in person or by proxy, either before or after the meeting, signs a written waiver of notice or a consent to holding the meeting or an approval of the minutes of the meeting. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of the shareholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in section 601(f) of the California Corporations Code, i.e., (i) A transaction in which a director has a financial interest, within the meaning of §310 of the California Corporations Code;

(ii) An amendment of the articles of incorporation under §902 of that Code:

(iii) A reorganization under §1201 of that Code;

(iv) A voluntary dissolution under §1900 of that Code;

or

(v) A distribution in dissolution that requires approval of the outstanding shares under §2007 of that Code.

The waiver of notice or consent is required to state the general nature of the action or proposed action. All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

A shareholder's attendance at a meeting also constitutes a waiver of notice of that meeting, unless the shareholder at the beginning of the meeting objects to the transaction of any business on the ground that the meeting was not lawfully called or convened. In addition, attendance at a meeting does not constitute a waiver of any right to object to consideration of matters required by law to be included in the notice of the meeting which were not so included, if that objection is expressly made at the meeting.

Section 10. SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING. Any action that could be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

Directors may be elected by written consent of the shareholders without a meeting only if the written consents of all outstanding shares entitled to vote are obtained, except that vacancies on the board (other than vacancies created by removal) not filled by the board may be filled by the written consent of the holders of a majority of the outstanding shares entitled to vote.

All consents shall be filed with the secretary of the corporation and shall be maintained in the corporate records. Any shareholder or other authorized person who has given a written consent may revoke it by a writing received by the secretary of the corporation before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

Unless the consents of all shareholders entitled to vote have been solicited in writing, prompt notice shall be given of any corporate action approved by shareholders without a meeting by less than unanimous consent, to those shareholders entitled to vote who have not consented in writing. As to approvals required by California Corporations Code section 310 (transactions in which a director has a financial interest), section 317 (indemnification of corporate agents), section 1201 (corporate reorganization), or section 2007 (certain distributions on dissolution), notice of the approval shall be given at least ten days before the consummation of any action authorized by the approval. Notice shall be given in the manner specified in these bylaws.

Section 11. RECORD DATE FOR SHAREHOLDER NOTICE OF MEETING,

VOTING, AND GIVING CONSENT.

(a) For purposes of determining the shareholders entitled to receive notice of and vote at a shareholders' meeting or give written consent to corporate action without a meeting, the board may fix in advance a record date that is not more than 60 nor less than 10 days before the date of a shareholders' meeting, or not more than 60 days before any other action.

(b) If no record date is fixed:

(i) The record date for determining shareholders entitled to receive notice of and vote at a shareholders' meeting shall be the business day next preceding the day on which notice is given, or if notice is waived as provided in these bylaws the business day next preceding the day on which the meeting is held.

(ii) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, if no prior action has been taken by the board, shall be the day on which the first written consent is given.

(iii) The record date for determining shareholders for any other purpose shall be as set forth in these bylaws.

(c) A determination of shareholders of record entitled to receive notice of and vote at a shareholders' meeting shall apply to any adjournment of the meeting unless the board fixes a new record date for the adjourned meeting. However, the board shall fix a new record date if the adjournment is to a date more than 45 days after the date set for the original meeting.

(d) Only shareholders of record on the corporation's books at the close of business on the record date shall be entitled to any of the notice and voting rights listed in subsection (a) of this section, notwithstanding any transfer of shares on the corporation's books after the record date, except as otherwise required by law.

Section 12. PROXIES. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the shareholder or the shareholder's attorney in fact. A validly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked, or by attendance at the meeting and voting in person by the person executing the proxy or by a subsequent proxy executed by the same person and presented at the meeting; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of 11 months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of sections 705(e) and 705(f) of the Corporations Code of California.

Section 13. INSPECTORS OF ELECTION. Before any meeting of shareholders, the board of directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chair of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one or three. If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one or three inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chair of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy.

These inspectors shall: (a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; (b) receive votes, ballots, or consents; (c) hear and determine all challenges and questions in any way arising in connection with the right to vote; (d) count and tabulate all votes or consents; (e) determine when the polls shall close; (f) determine the result; and (g) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

ARTICLE III

DIRECTORS

Section 1. POWERS. Subject to the provisions of the California General Corporation Law and any limitations in the articles of incorporation and these bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Without prejudice to these general powers, and subject to the same limitations, the board of directors shall have the power to:

(a) Select and remove all officers, agents, and employees of the corporation; prescribe any powers and duties for them that are consistent with law, with the articles of incorporation, and with these bylaws; fix their compensation; and require from them security for faithful service.

(b) Change the principal executive office or the principal business office in the State of California from one location to another; cause the corporation to be qualified to do business in any other state, territory, dependency, or country and conduct business within or outside the State of California; and designate any place within or outside the State of California for holding any shareholders' meeting or meetings, including annual meetings.

(c) Adopt, make, and use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificates.

(d) Authorize the issuance of shares of stock of the corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property actually received.

(e) Borrow money and incur indebtedness on behalf of the corporation, and cause to be executed and delivered for the corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

Section 2. NUMBER OF DIRECTORS. The authorized number of directors shall be THREE (3)., until changed by a duly adopted amendment to the articles of incorporation or by amendment to this bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote. However, an amendment that would reduce the authorized number of directors to a number fewer than five cannot be adopted if the votes cast against its adoption at a shareholders' meeting or the shares not consenting to an action by written consent are equal to more than one-sixth (16 2/3%) of the outstanding shares entitled to vote.

Section 3. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

Section 4. VACANCIES. A vacancy in the board of directors shall be deemed to exist: (a) if a director dies, resigns, or is removed by the shareholders or an appropriate court, as provided in sections 303 or 304 of the California Corporations Code; (b) if the board of directors declares vacant the office of a director who has been convicted of a felony or declared of unsound mind by an order of court; (c) if the authorized number of directors is increased; or (d) if at any shareholders' meeting at which one or more directors are elected the shareholders fail to elect the full authorized number of directors to be voted for at that meeting.

Any director may resign effective on giving written notice to the chair of the board, the president, the secretary, or the board of directors, unless the notice specifies a later effective date. If the resignation is effective at a future time, the board may elect a successor to take office when the resignation becomes effective.

Except for a vacancy caused by the removal of a director, vacancies on the board may be filled by approval of the board or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with section 307 of the Corporations Code, or (3) a sole remaining director. A vacancy on the board caused by the removal of a director may be filled only by the shareholders, except that a vacancy created when the board declares the office of a director vacant as provided in clause (b) of the first paragraph of this section of the bylaws may be filled by the board of directors.

The shareholders may elect a director at any time to fill a vacancy not filled by the board of directors.

The term of office of a director elected to fill a vacancy shall run until the next annual meeting of the shareholders, and such a director shall hold office until a successor is elected and qualified.

Section 5. PLACE OF MEETINGS; TELEPHONE MEETINGS. Regular meetings of the board of directors may be held at any place within or outside the State of California as designated from time to time by the board. In the absence of a designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board shall be held at any place within or outside the State of California designated in the notice of the meeting, or if the notice does not state a place, or if there is no notice, at the principal executive office of the corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, provided that all directors participating can hear one another.

Section 6. ANNUAL DIRECTORS' MEETING. Immediately after each annual shareholders' meeting, the board of directors shall hold a regular meeting at the same place, or at any other place that has been designated by the board of directors, to consider matters of organization, election of officers, and other business as desired. Notice of this meeting shall not be required unless some place other than the place of the annual shareholders' meeting has been designated.

Section 7. OTHER REGULAR MEETINGS. Other regular meetings of the board of directors shall be held without call at times to be fixed by the board of directors from time to time. Such regular meetings may be held without notice.

Section 8. SPECIAL MEETINGS. Special meetings of the board of directors may be called for any purpose or purposes at any time by the chair of the board, the president, any vice president, the secretary, or any two directors.

Special meetings shall be held on four days' notice by mail or forty-eight hours' notice delivered personally or by telephone or telegraph. Oral notice given personally or by telephone may be transmitted either to the director or to a person at the director's office who can reasonably be expected to communicate it promptly to the director. Written notice, if used, shall be addressed to each director at the address shown on the corporation's records. The notice need not specify the purpose of the meeting, nor need it specify the place if the meeting is to be held at the principal executive office of the corporation.

Section 9. QUORUM. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided in these bylaws. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, subject to the provisions of California Corporations Code section 310 (as to approval of contracts or transactions in which a director has a direct or indirect material financial interest); section 311 (as to appointment of committees), and section 317(e) (as to indemnification of directors). A meeting at which a quorum is initially present may continue to transact business, despite the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 10. WAIVER OF NOTICE. Notice of a meeting, although otherwise required, need not be given to any director who (i) either before or after the meeting signs a waiver of notice or a consent to holding the meeting without being given notice; (ii) signs an approval of the minutes of the meeting; or (iii) attends the meeting without protesting the lack of notice before or at the beginning of the meeting. Waivers of notice or consents need not specify the purpose of the meeting. All waivers, consents, and approvals of the minutes shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 11. ADJOURNMENT TO ANOTHER TIME OR PLACE. Whether or not a quorum is present, a majority of the directors present may adjourn any meeting to another time or place.

Section 12. NOTICE OF ADJOURNED MEETING. Notice of the time and place of resuming a meeting that has been adjourned need not be given unless the adjournment is for more than 24 hours, in which case notice shall be given, before the time set for resuming the adjourned meeting, to the directors who were not present at the time of the adjournment. Notice need not be given in any case to directors who were present at the time of adjournment.

Section 13. ACTION WITHOUT A MEETING. Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board of directors individually or collectively consent in writing to that action. Any action by written consent shall have the same force and effect as a unanimous vote of the board of directors. All written consents shall be filed with the minutes of the proceedings of the board of directors.

Section 14. FEES AND COMPENSATION OF DIRECTORS. Directors and members of committees of the board may be compensated for their services, and shall be reimbursed for expenses, as fixed or determined by resolution of the board of directors. This section shall not be construed to preclude any director from serving the corporation in any other capacity, as an officer, agent, employee, or otherwise, and receiving compensation for those services.

ARTICLE IV

COMMITTEES

Section 1. COMMITTEES OF THE BOARD. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors. The board may designate one or more directors as alternate members of any committee, to replace any absent member at a committee meeting. The appointment of committee members or alternate members requires the vote of a majority of the authorized number of directors. A committee may be granted any or all of the powers and authority of the board, to the extent provided in the resolution of the board of directors establishing the committee, except with respect to:

(a) Approving any action for which the California Corporations Code also requires the approval of the shareholders or of the outstanding shares;

(b) Filling vacancies on the board of directors or any committee of the board;

(c) Fixing directors' compensation for serving on the board or a committee of the board;

(d) Adopting, amending, or repealing bylaws;

(e) Amending or repealing any resolution of the board of directors that by its express terms is not so amendable or repealable;

(f) Making distributions to shareholders, except at a rate or in a periodic amount or within a price range determined by the board of directors; or

(g) Appointing other committees of the board or their members.

Section 2. MEETINGS AND ACTION OF COMMITTEES. Meetings and action of committees shall be governed by, and held and taken in accordance with, bylaw provisions applicable to meetings and actions of the board of directors,with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members, except that (a) the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee; (b) special meetings of committees may also be called by resolution of the board of directors; and (c) notice of special meetings of committees shall also be given to all alternative members who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the governance of any committee not inconsistent with these bylaws.

ARTICLE V

OFFICERS

Section 1. OFFICERS. The officers of the corporation shall be a President, a Secretary, and a Chief Financial Officer. The corporation may also have, at the discretion of the board of directors, a chair of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with these bylaws. Any number of offices may be held by the same person.

Section 2. APPOINTMENT OF OFFICERS. The officers of the corporation, except for subordinate officers appointed in accordance with Section 3 of this Article, shall be appointed annually by the board of directors, and shall serve at the pleasure of the board of directors.

Section 3. SUBORDINATE OFFICERS. The board of directors may appoint, and may empower the chief executive officer or president to appoint other officers as required by the business of the corporation, whose duties shall be as provided in the bylaws, or as determined from time to time by the board of directors or the president.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Any officer chosen by the board of directors may be removed at any time, with or without cause or notice, by the board of directors. Subordinate officers appointed by persons other than the board under, Section 3 of this Article may be removed at any time, with or without cause or notice, by the board of directors or by the officer by whom appointed. Officers may be employed for a specified term under a contract of employment if authorized by the board of directors; such officers may be removed from office at any time under this section, and shall have no claim against the corporation or individual officers or board members because of the removal except any right to monetary compensation to which the officer may be entitled under the contract of employment.

Any officer may resign at any time by giving written notice to the corporation. Resignations shall take effect on the date of receipt of the notice, unless a later time is specified in the notice. Unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation to monetary damages under any contract of employment to which the officer is a party.

Section 5. VACANCIES IN OFFICES. A vacancy in any office resulting from an officer's death, resignation, removal, disqualification, or from any other cause shall be filled in the manner prescribed in these bylaws for regular election or appointment to that office.

Section 6. CHAIR OF THE BOARD. The board of directors may elect a chair, who shall preside, if present, at board meetings and shall exercise and perform such other powers and duties as may be assigned from time to time by the board of directors. If there is no president, the chair of the board shall in addition be the chief executive officer of the corporation, and shall have the powers and duties as set forth in Section 7 of this Article.

Section 7. CHIEF EXECUTIVE OFFICER. Except to the extent that the bylaws or the board of members assign specific powers and duties to the chair of the board (if any), the Chief Executive Officer shall be the company's general manager and, subject to the control of the board of members, shall have general supervision, direction, and control over the limited liability company's business and its officers. The managerial powers and duties of the Chief Executive Officer shall include, but are not limited to, all the general powers and duties of management usually vested in the Chief Executive Officer and the Chief Executive Officer shall have other powers and duties as prescribed by the board of members or the bylaws. The Chief Executive Officer shall preside at all meetings of the members and, in the absence of the chair of the board or if there is no chair of the board, shall also preside at meetings of the board of members.

Section 8. VICE PRESIDENTS. If desired, one or more vice presidents may be chosen by the board of directors in accordance with the provisions for appointing officers set forth in Section 2 of this Article. In the absence or disability of the president, the president's duties and responsibilities shall be carried out by the highest ranking available vice president if vice presidents are ranked or, if not, by a vice president designated by the board of directors. When so acting, a vice president shall have all the powers of and be subject to all the restrictions on the president. Vice presidents of the corporation shall have such other powers and perform such other duties as prescribed from time to time by the board of directors, the bylaws, or the president (or chair of the board if there is no president).

Section 9. SECRETARY

(a) Minutes.

The secretary shall keep, or cause to be kept, minutes of all of the shareholders' meetings and of all other board meetings. If the secretary is unable to be present, the secretary or the presiding officer of the meeting shall designate another person to take the minutes of the meeting.

The secretary shall keep, or cause to be kept, at the principal executive office or such other place as designated by the board of directors, a book of minutes of all meetings and actions of the shareholders, of the board of directors, and of committees of the board. The minutes of each meeting shall state the time and place the meeting was held; whether it was regular or special; if special, how it was called or authorized; the names of directors present at board or committee meetings; the number of shares present or represented at shareholders' meetings; an accurate account of the proceedings; and when it was adjourned.

(b) Record of Shareholders.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the transfer agent or registrar, a record or duplicate record of shareholders. This record shall show the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of share certificates issued to each shareholder, and the number and date of cancellation of any certificates surrendered for cancellation.

(c) Notice of Meetings.

The secretary shall give notice, or cause notice to be given, of all shareholders' meetings, board meetings, and meetings of committees of the board for which notice is required by statute or by the bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the corporation.

(d) Other Duties.

The secretary shall keep the seal of the corporation, if any, in safe custody. The secretary shall have such other powers and perform other duties as prescribed by the board of directors or by the bylaws.

Section 10. CHIEF FINANCIAL OFFICER. The chief financial officer shall keep, or cause to be kept, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall (1) deposit corporate funds and other valuables in the corporation's name and to its credit with depositories designated by the board of directors; (2) make disbursements of corporate funds as authorized by the board; (3) render a statement of the corporation's financial condition and an account of all transactions conducted as chief financial officer whenever requested by the president or the board of directors; and (4) have other powers and perform other duties as prescribed by the board of directors or the bylaws.

Unless the board of directors has elected a separate treasurer, the chief financial officer shall be deemed to be the treasurer for purposes of giving any reports or executing any certificates or other documents.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS,

EMPLOYEES, AND OTHER AGENTS

Section 1. AGENTS, PROCEEDINGS, AND EXPENSES. For the purposes of this Article, "agent" means any person who is or was a director, officer, employee, or other agent of this corporation, or who is or was serving at the request of this corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or who was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of this corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorney fees and any expenses of establishing a right to indemnification under Section 4 or Section 5(d) of this Article VI.

Section 2. ACTIONS OTHER THAN BY THE CORPORATION. This corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of this corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that the person reasonably believed to be in the best interests of this corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of this corporation or that the person had reasonable cause to believe that the person's conduct was not unlawful.

Section 3. ACTIONS BY OR IN THE RIGHT OF THE CORPORATION. This corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action by or in the right of this corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of this corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of that action, if such person acted in good faith, in a manner such person believed to be in the best interests of this corporation and its shareholders. No indemnification shall be made under this Section 3 for the following:

(a) With respect to any claim, issue, or matter as to which such person has been adjudged to be liable to this corporation in the performance of such person's duty to the corporation and its shareholders, unless and only to the extent that the court in which such proceeding is or was pending shall determine on application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine;

(b) Amounts paid in settling or otherwise disposing of a pending action without court approval; or

(c) Expenses incurred in defending a pending action that is settled or otherwise disposed of without court approval.

Section 4. SUCCESSFUL DEFENSE BY AGENT. To the extent that an agent of this corporation has been successful on the merits in defense of any proceeding referred to in Section 2 or 3 of this Article VI, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

Section 5. REQUIRED APPROVAL. Except as provided in Section 4 of this Article VI, any indemnification under this Section shall be made by the corporation only if authorized in the specific case, after a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Section 2 or 3 by one of the following:

(a) A majority vote of a quorum consisting of directors who are not parties to such proceeding;

(b) Independent legal counsel in a written opinion if a quorum of directors who are not parties to such a proceeding is not available;

(c) (i) The affirmative vote of a majority of shares of this corporation entitled to vote represented at a duly held meeting at which a quorum is present; or

(ii) the written consent of holders of a majority of the outstanding shares entitled to vote (for purposes of this subsection 5(c), the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote thereon); or

(d) The court in which the proceeding is or was pending, on application made by this corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney, or other person is opposed by this corporation.

Section 6. ADVANCE OF EXPENSES. Expenses incurred in defending any proceeding may be advanced by the corporation before the final disposition of such proceeding on receipt of an undertaking by or on behalf of the agent to repay such amounts if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this Article VI.

Section 7. OTHER CONTRACTUAL RIGHTS. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent such additional rights to indemnification are authorized in the articles of the corporation. Nothing in this section shall affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise.

Section 8. LIMITATIONS. No indemnification or advance shall be made under this Article VI, except as provided in Section 4 or Section 5(d), in any circumstance if it appears:

(a) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving settlement.

Section 9. INSURANCE. This corporation may purchase and maintain insurance on behalf of any agent of the corporation insuring against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such, whether or not this corporation would have the power to indemnify the agent against that liability under the provisions of this Article VI. Notwithstanding the foregoing, if this corporation owns all or a portion of the shares of the company issuing the policy of insurance, the insuring company and/or the policy shall meet the conditions set forth in section 317(i) of the Corporations Code.

Section 10. FIDUCIARIES OF CORPORATE EMPLOYEE BENEFIT PLAN. This Article VI does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the corporation. The corporation shall have the power to indemnify, and to purchase and maintain insurance on behalf of any such trustee, investment manager, or other fiduciary of any benefit plan for any or all of the directors, officers, and employees of the corporation or any of its subsidiary or affiliated corporations.

Section 11. SURVIVAL OF RIGHTS. The rights provided by this Article VI shall continue for a person who has ceased to be an agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 12. EFFECT OF AMENDMENT. Any amendment, repeal, or modification of this Article VI shall not adversely affect an agent's right or protection existing at the time of such amendment, repeal, or modification.

Section 13. SETTLEMENT OF CLAIMS. The corporation shall not be liable to indemnify any agent under this Article VI for (a) any amounts paid in settlement of any action or claim effected without the corporation's written consent, or (b) any judicial award, if the corporation was not given a reasonable and timely opportunity to participate, at its expense, in the defense of such action.

Section 14. SUBROGATION. In the event of payment under this Article VI, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents as may be necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 15. NO DUPLICATION OF PAYMENTS. The corporation shall not be liable under this Article VI to make any payment in connection with any claim made against the agent to the extent the agent has otherwise actually received payment, whether under a policy of insurance, agreement, vote, or otherwise, of the amounts otherwise indemnifiable under this Article.

ARTICLE VII

RECORDS AND REPORTS

Section 1. MAINTENANCE OF SHAREHOLDER RECORD AND INSPECTION BY SHAREHOLDERS. The corporation shall keep at its principal executive office or at the office of its transfer agent or registrar, as determined by resolution of the board of directors, a record of the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders holding at least 5 percent in the aggregate of the outstanding voting shares of the corporation have the right to do either or both of the following:

(a) Inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours, on five days' prior written demand on the corporation, or

(b) Obtain from the corporation's transfer agent, on written demand and tender of the transfer agent's usual charges for this service, a list of the names and addresses of shareholders who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which a list has been compiled or as of a specified date later than the date of demand. This list shall be made available within five days after (i) the date of demand or (ii) the specified later date as of which the list is to be compiled. The record of shareholders shall also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or holder of a voting trust certificate. Any inspection and copying under this section may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

Section 2. MAINTENANCE AND INSPECTION OF BYLAWS. The corporation shall keep at its principal executive office, or if its principal executive office is not in the State of

California, at its principal business office in this state, the original or a copy of the bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California and the corporation has no principal business office in this state, the secretary shall, on the written request of any shareholder, furnish to that shareholder a copy of the bylaws as amended to date.

Section 3. MAINTENANCE AND INSPECTION OF MINUTES AND ACCOUNTING RECORDS. The minutes of proceedings of the shareholders, board of directors, and committees of the board, and the accounting books and records, shall be kept at the principal executive office of the corporation, or at such other place or places as designated by the board of directors. The minutes shall be kept in written form, and the accounting books and records shall be kept either in written form or in a form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection on the written demand of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary of the corporation.

Section 4. INSPECTION BY DIRECTORS. Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

Section 5. (a) ANNUAL REPORT TO SHAREHOLDERS. Inasmuch as, and for as long as, there are fewer than 100 shareholders, the requirement of an annual report to shareholders referred to in section 1501 of the California Corporations Code is expressly waived. However, nothing in this provision shall be interpreted as prohibiting the board of directors from issuing annual or other periodic reports to the shareholders, as the board considers appropriate.

(b) If at any time the number of shareholders shall exceed 100, subsection (a) shall be deemed repealed, and the following provisions shall be substituted:

Section 6. FINANCIAL STATEMENTS. The corporation shall keep a copy of each annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets prepared by the corporation on file in the corporation's principal executive office for 12 months; these documents shall be exhibited at all reasonable times, or copies provided, to any shareholder on demand.

If no annual report for the last fiscal year has been sent to shareholders, on written request of any shareholder made more than 120 days after the close of the fiscal year the corporation shall deliver or mail to the shareholder, within 30 days after receipt of the request, a balance sheet as of the end of that fiscal year and an income statement and statement of changes in financial position for that fiscal year.

A shareholder or shareholders holding 5 percent or more of the outstanding shares of any class of stock of the corporation may request in writing an income statement for the most recent three-month, six-month, or nine-month period (ending more than 30 days before the date of the request) of the current fiscal year, and a balance sheet of the corporation as of the end of that period. If such documents are not already prepared, the chief financial officer shall cause them to be prepared and shall deliver the documents personally or mail them to the requesting shareholders within 30 days after receipt of the request. A balance sheet, income statement, and statement of changes in financial position for the last fiscal year shall also be included, unless the corporation has sent the shareholders an annual report for the last fiscal year.

Quarterly income statements and balance sheets referred to in this section shall be accompanied by the report, if any, of independent accountants engaged by the corporation or the certificate of an authorized corporate officer stating that the financial statements were prepared without audit from the corporation's books and records.

Section 7. ANNUAL STATEMENT OF GENERAL INFORMATION.

(a) Every year, during the calendar month in which the original articles of incorporation were filed with the California Secretary of State, or during the preceding five calendar months, the corporation shall file a statement with the Secretary of State on the prescribed form, setting forth the authorized number of directors; the names and complete business or residence addresses of all incumbent directors; the names and complete business or residence addresses of the chief executive officer, the secretary, and the chief financial officer; the street address of the corporation's principal executive office or principal business office in this state; a statement of the general type of business constituting the principal business activity of the corporation; and a designation of the agent of the corporation for the purpose of service of process, all in compliance with section 1502 of the Corporations Code of California.

(b) Notwithstanding the provisions of paragraph (a) of this section, if there has been no change in the information in the corporation's last annual statement on file in the Secretary of State's office, the corporation may, in lieu of filing the annual statement described in paragraph (a) of this section, advise the Secretary of State, on the appropriate form, that no changes in the required information have occurred during the applicable period.

ARTICLE VIII

GENERAL CORPORATE MATTERS

Section 1. RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING. For purposes of determining the shareholders entitled to receive payment of dividends or other distributions or allotment of rights, or entitled to exercise any rights in respect of any other lawful action (other than voting at and receiving notice of shareholders' meetings and giving written consent of the shareholders without a meeting), the board of directors may fix in advance a record date, which shall be not more than 60 nor less than 10 days before the date of the dividend payment, distribution, allotment, or other action. If a record date is so fixed, only shareholders of record at the close of business on that date shall be entitled to receive the dividend, distribution, or allotment of rights, or to exercise the other rights, as the case may be, notwithstanding any transfer of shares on the corporation's books after the record date, except as otherwise provided by statute.

If the board of directors does not so fix a record date in advance, the record date shall be at the close of business on the later of (1) the day on which the board of directors adopts the applicable resolution or (2) the 60th day before the date of the dividend payment, distribution, allotment of rights, or other action.

Section 2. AUTHORIZED SIGNATORIES FOR CHECKS. All checks, drafts, other orders for payment of money, notes, or other evidences of indebtedness issued in the name of or payable to the corporation shall be signed or endorsed by such person or persons and in such manner authorized from time to time by resolution of the board of directors.

Section 3. EXECUTING CORPORATE CONTRACTS AND INSTRUMENTS. Except as otherwise provided in the articles or in these bylaws, the board of directors by resolution may authorize any officer, officers, agent, or agents to enter into any contract or to execute any instrument in the name of and on behalf of the corporation. This authority may be general or it may be confined to one or more specific matters. No officer, agent, employee, or other person purporting to act on behalf of the corporation shall have any power or authority to bind the corporation in any way, to pledge the corporation's credit, or to render the corporation liable for any purpose or in any amount, unless that person was acting with authority duly granted by the board of directors as provided in these bylaws, or unless an unauthorized act was later ratified by the corporation.

Section 4. CERTIFICATES FOR SHARES. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any of the shares are fully paid.

In addition to certificates for fully paid shares, the board of directors may authorize the issuance of certificates for shares that are partly paid and subject to call for the remainder of the purchase price, provided that the certificates representing partly paid shares shall state the total amount of the consideration to be paid for the shares and the amount actually paid.

All certificates shall certify the number of shares and the class or series of shares represented by the certificate. All certificates shall be signed in the name of the corporation by (1) either the chair of the board of directors, the vice chair of the board of directors, the president, or any vice president, and (2) either the chief financial officer, any assistant treasurer, the secretary, or any assistant secretary.

Any of the signatures on the certificate may be facsimile. If any officer, transfer, agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, the certificate may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Section 5. LOST CERTIFICATES. Except as provided in this Section 5, no new certificates for shares shall be issued to replace old certificates unless the old certificate is surrendered to the corporation for cancellation at the same time. If share certificates or certificates for any other security have been lost, stolen, or destroyed, the board of directors may authorize the issuance of replacement certificates on terms and conditions as required by the board, which may include a requirement that the owner give the corporation a bond (or other adequate security) sufficient to indemnify the corporation against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of the old certificate or the issuance of the replacement certificate.

Section 6. SHARES OF OTHER CORPORATIONS: HOW VOTED. Shares of other corporations standing in the name of this corporation shall be voted by one of the following persons, listed in order of preference:

(1) chair of the board, or person designated by the chair of the board; (2) president, or person designated by the president; (3) first vice president, or person designated by the first vice president; (4) other person designated by the board of directors.

The authority to vote shares granted by this section includes the authority to execute a proxy in the name of the corporation for purposes of voting the shares.

Section 7. REIMBURSEMENT OF CORPORATION IF PAYMENT NOT TAX DEDUCTIBLE. If all or part of the compensation, including expenses, paid by the corporation to a director, officer, employee, or agent is finally determined not to be allowable to the corporation as a federal or state income tax deduction, the director, officer, employee, or agent to whom the payment was made shall repay to the corporation the amount disallowed. The board of directors shall enforce repayment of each such amount disallowed by the taxing authorities.

Section 8. CONSTRUCTION AND DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in sections 100 through 195 of the California Corporations Code shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE IX

AMENDMENTS

Section 1. AMENDMENT OF BYLAWS. No bylaw may be amended or repealed, and no new bylaw may be adopted, except by approval of a majority of the outstanding shares entitled to vote.

CERTIFICATE OF ADOPTION OF BY-LAWS

ADOPTION BY INCORPORATOR

The undersigned person named in the Articles of Incorporation as the Incorporator(s) of the above named corporation hereby adopt the same as the By-Laws of said corporation and appoint WILLIAM LEIGON, KENT GODWIN and CHARLES DAY, as directors.

Executed the   day of   ,

____
Charles Gravett

CERTIFICATE BY SECRETARY

I DO HEREBY CERTIFY AS FOLLOWS:

That I am the duly elected, qualified and acting Secretary of the above name corporation, that the foregoing By-Laws were adopted as the By-Laws of said corporation on the date set forth above by the person named in the Articles of Incorporation as the Incorporator of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this________________,day of__________.

____
Secretary

CERTIFICATE BY SECRETARY OF ADOPTION BY SHAREHOLDERS' VOTE.

THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of the above named corporation and that the above foregoing code of By-Laws was submitted to the shareholders at their first meeting and recorded in the minutes thereof, was ratified by the vote of Shareholders entitled to exercise the majority of the voting power of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this day of

____
Secretary

EXHIBIT 5.1

Legal Opinion and Consent of Counsel

THE O'NEAL LAW FIRM, P.C.
17100 E. Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
(480) 812-5058 (phone)
(480) 816-9241 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: Board of Directors
Sona Wines,Inc.

RE: Offering Circular on Form 1-A

Gentlemen:

As counsel to Sona Wines, Inc., a California corporation (the "Company"), we have participated in the preparation of the Company's Offering Circular on Form 1-A filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the offering of 1,000,000 shares of the Company's $0.001 par value common stock. As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. We have also examined the applicable laws and constitutional provisions of the State of California, and reported judicial decisions interpreting such laws and provisions. Based upon such examinations, we are of the opinion that the shares of the Company's common stock, when issued in the manner set forth in the Offering Circular, will be validly issued, fully paid and non-assessable shares of the shares of the common stock of the Company in accordance with the applicable laws and constitutional provisions of the State of California, and reported judicial decisions interpreting such laws and provisions. . We hereby consent to the inclusion of this Opinion as an exhibit to the Offering Circular on Form 1-A filed by the Company and the reference to our firm contained therein.

Sincerely,



William D. O'Neal

Date: November 9, 2006